
OCEANFIRST

OceanFirst Financial Corp. | 2002 Annual Report

OCEAN FIRST

Our Mission

OceanFirst builds value for its shareholders as a community-focused financial services organization.

OceanFirst Bank, the subsidiary of OceanFirst Financial Corp., is located in the central coastal area of New Jersey between the major metropolitan areas of New York and Philadelphia. With administrative offices in Toms River, New Jersey, OceanFirst provides a full range of financial services to retail and business customers throughout the central Jersey Shore market.


New York
Philadelphia


OCEANFIRST
OCEANFIRST

Contents

Financial Highlights

(dollars in thousands, except per share amounts)

At or For The Year Ended December 31,	2002	2001	2000
Selected Financial Condition Data:			
Total assets	$1,743,698	$1,763,666	$1,640,217
Loans receivable, net	1,335,898	1,300,889	1,136,879
Deposits	1,184,836	1,109,043	1,104,188
Stockholders' equity	135,305	146,729	157,736
Selected Operating Data:			
Net interest income	60,832	55,012	49,693
Non-interest income	10,857	12,925	6,145
Non-interest expense	40,144	39,048	31,645
Net income	20,143	18,159	16,382
Diluted earnings per share	1.47	1.23	1.02
Selected Financial Ratios:			
Stockholders' equity per common share	9.83	9.92	9.49
Cash dividend per share	.69	.56	.48
Stockholders' equity to total assets (capital ratio)	7.76%	8.32%	9.62%
Return on average assets	1.16	1.06	1.01
Return on average stockholders' equity	14.31	12.01	10.45
Average interest rate spread	3.42	2.97	2.75
Net interest margin	3.70	3.37	3.20
Operating expenses to average assets	2.32	2.29	1.96
Operating efficiency ratio	56.00	57.48	56.67
Non-performing loans to total loans receivable	.19	.46	.25
Actual contributions to stockholders' equity and resultant cash earnings data (1):			
Cash earnings	$ 23,298	$ 21,953	$ 19,426
Diluted cash earnings per share	1.70	1.49	1.21
Return on average assets	1.35%	1.29%	1.20%
Return on average stockholders' equity	16.55	14.52	12.39
Operating efficiency ratio	50.78	49.94	48.96

(1) *Cash earnings are determined by adding (net of taxes) to reported earnings the noncash expenses stemming from the amortization and appreciation of allocated shares in the Company's stock-related benefit plans and the amortization of intangible assets.*

Earnings Per Share (EPS)


$2.00
$1.00
20.0% Average Annual Increase
1997
1998
1999
2000
2001
2002

Return On Equity (ROE)


14%
7%
19.0% Average Annual Increase
1997
1998
1999
2000
2001
2002

Letter to our Shareholders

March 21, 2003

Annual Cash Dividends Per Share


$1.00
$ .50
28.2% Average Annual Increase
1997
1998
1999
2000
2001
2002

DEAR FELLOW SHAREHOLDERS:

Throughout 2002, OceanFirst Financial stayed focused on its mission of building value for its shareholders. Although the year was turbulent, we again delivered strong financial results and generally surpassed the targets we had set, solidifying our position as the preeminent provider of financial services to the Central Jersey Shore community. Additionally, in response to some troubling instances of corporate malfeasance across the nation, we bolstered our corporate governance practices. I am pleased to review these achievements with you, as well as discuss our plans to build additional value for your OceanFirst investment.

HITTING OUR TARGETS

Consistently hitting our annual financial targets has built credibility with our investors and market observers. A perennial target of our business plan is earnings per share (EPS) growth above 15%. We surpassed it, posting growth of 19.5%. Net income grew to $20.1 million and return on average stockholders' equity reached 14.3%. Both were new records. This strong performance funded two increases in our quarterly cash dividend and fostered market recognition of our consistent earnings growth. The result was a 39.4% appreciation in the market price of our shares during the year. Share price appreciation and dividends combined to produce a total shareholder return for the year of 44.9% - which was especially satisfying because many similar financial companies reported flat or negative total returns.

Core Deposit Ratio


75%
50%
25%
12.6% Average Annual Increase
1997
1998
1999
2000
2001
2002

Core deposit growth also surpassed our target, increasing by 25.6%, a total of $144.1 million, and at year-end represented 59.6% of our deposit base versus only 33.0% in 1997. Especially in this low interest rate environment, core deposits are less interest-rate-sensitive than CDs and have long been targeted as a stable source of funding for our operations.

Commercial loans outstanding grew 32.6%, on target for the year, and continued to move our loan portfolio composition toward a more desirable mix of credits.



Hitting the mark. In 2002, we surpassed our target goals in many performance areas despite a volatile financial climate. By consistently concentrating on core strengths and zeroing in on competitive opportunities, OceanFirst once again delivered what was promised.

Commercial loans comprised 16.2% of total loans at year-end compared to just 3.6% in 1997, tempering the dominant position of our single-family residential mortgages. This strategy of diversifying the loan portfolio enhances our overall asset yield and decreases our sensitivity to interest rate risk. As for residential mortgages, record originations during the year generated record sales of mortgage loans into the secondary market. We used these funds to reduce and restructure our wholesale borrowings, thereby further managing our exposure to the potential for increased interest rates.

> "... diversifying the loan portfolio enhances our overall asset yield and decreases our sensitivity to interest rate risk."

Non-performing assets decreased over the year, keeping our asset quality pristine. At December 31, 2002, non-performing assets represented only 0.16%

of total assets. Our allowance for loan losses grew to 374.8% of non-performing loans at year-end, bringing our reserves to a much stronger position.

We also achieved our goal of expanding top-line revenue, which is critical for sustaining earnings growth. Net interest income rose an impressive 10.6%. And our average net interest margin (net interest income as a percentage of average interest-earning assets) grew to 3.70% from 3.37% in what was a very difficult operating environment. These gains brought new strength to our income statement.

FOCUS ON CORPORATE GOVERNANCE

In response to several corporate fraud and accounting scandals that came to light last year, Congress passed the Sarbanes-Oxley Act of 2002. This legislation set forth new requirements for publicly traded companies in the areas of corporate governance and reporting. Our Board also responded to the scandals reported at other companies, adopting a "best practices" approach that reinforced our emphasis on maintaining the highest ethical standards at OceanFirst.

Fully recognizing its obligation to act in the best interests of the stockholders, the Board drafted, vetted and adopted a formal Corporate Governance Policy. The policy sets forth the duties and responsibilities of the Board itself, as well as those of its various committees and each individual director. It further provides for a mandatory director retirement policy, which prohibits a Board member from standing for election following his or her 72nd birthday. The policy requires annual self-assessment of the Board's performance, and recognizes the overriding importance of ensuring that Board members are competent, well informed and independent.

"Our Board also responded to the scandals reported at other companies, adopting a 'best practices' approach that reinforced our emphasis on maintaining the highest ethical standards at OceanFirst."

As a corollary to this policy, the Board has also established a new standing Board committee to deal directly with corporate governance matters on a continuing basis. The charter for the new committee – along with redrafted charters for the



Earning your trust. Regrettably, fraud and accounting scandals uncovered throughout the year left many Americans worried about their financial future. In addition to our long-standing reputation for sound, best practices management, the OceanFirst Financial Corp. Board has established a Corporate Governance Committee to monitor performance, legal and regulatory compliance.

(Pictured top to bottom)

John R. Garbarino
Chairman of the Board,
President & CEO

John E. Walsh
Chairman, Corporate
Governance Committee

Donald E. McLaughlin, CPA
Chairman,
Audit Committee

Board's Audit and Human Resources/Compensation Committees – all have been crafted to clearly define accountability and ensure that sound, effective governance procedures are employed at OceanFirst Financial.

I am also proud to report that the Board has not limited itself to merely following the strict requirements of the Sarbanes-Oxley Act and the SEC and NASDAQ rules emerging from that legislation. The Board has taken bold steps beyond basic compliance. Good governance has become a key strategy for OceanFirst's Board, and shareholders can take comfort in knowing that not just the letter but also the spirit and intent of the law are recognized at the Company.


Loans Receivable
(in millions of dollars)
11.2% Average Annual Increase
$1,200
$600
1997
1998
1999
2000
2001
2002

LOOKING AHEAD

Since our 1996 initial public offering, OceanFirst Financial has achieved some measure of success in transforming itself into a high-performing, community-focused financial services organization. We have discussed how we have bolstered our credibility by establishing clear goals and then consistently achieving them. Looking ahead, we intend to focus on several key strategic and financial targets that will keep us moving forward.

- **Annual EPS Growth in Excess of 15%.** Consistent EPS growth of this magnitude has always been a critical component of our equation for creating shareholder value. Since becoming a public company, OceanFirst has increased EPS at a compound annual rate of 20%, generating substantial shareholder value.

- **Ongoing Balance Sheet Restructuring.** Growing core deposits and making commercial credits a larger share of our loan portfolio remain central to our operating philosophy. The traditional strategy for our community bank has been to fulfill the financial needs of our consumer banking market. However, in our consolidating markets, we also have achieved good results with our supplemental strategy of establishing new relationships in the business and government community to drive balance sheet growth. We are continuing to execute this strategy in a disciplined manner, and over time we expect to see core deposits and commercial loans become 70% and 20% of their respective total portfolios.

> "... we have bolstered our credibility by establishing clear goals and then consistently achieving them."

- **Risk Management.** Controlling its exposure to credit risk and interest rate risk is vital to the Company's long-term viability and earnings performance. Particularly in the current operating environment, it will be crucial both to maintain superior credit quality in our portfolio and to retain our broadened flexibility to adjust to economic uncertainties. Our Asset and Liability growth and changing composition strategies will facilitate our achievement of these goals.



The test of time. Since 1902, OceanFirst has held strong through change, challenges and continued growth. Today, as the largest full-service financial institution headquartered along New Jersey's central coast, we continue to serve our customers and shareholders alike with our rock-steady commitment to helping you reach your goals.

Community Involvement. Participation in our community has been one of our hallmarks, and local involvement must continue to be a primary component of our annual plans. In 2002, we were honored and proud to have been named Corporate Philanthropist of the Year by the New Jersey Community Foundation in recognition of the work of our OceanFirst Foundation. The Company established the foundation in 1996. During the past six years, the foundation has funneled more than $7 million back into the community through grants. During 2003, OceanFirst Foundation expects to commit up to an additional $2 million of aid to community organizations. But the Company's involvement is not limited to the financial. It's personal as well, since OceanFirst officers and staff take


NEW JERSEY
CORPORATE PHILANTHROPIST
OF THE YEAR
OceanFirst Bank

Giving back to the community. Joining the ranks of prior honorees like AT&T, Campbell Soup Company, Johnson & Johnson, and Novartis, OceanFirst Bank was named 2002 Corporate Philanthropist of the Year by the Community Foundation of New Jersey. Since 1996, OceanFirst has set a new standard for community support among banks throughout the nation.

a leadership role in many local organizations. As all of these contributions demonstrate, OceanFirst remains dedicated to taking care of more than money in the communities it serves.

We are pleased that you have chosen to invest in the shares of OceanFirst Financial, and we remain committed to enhancing the value of your investment. Hitting our financial and strategic targets, taking the initiative to employ best practices in the pursuit of sound corporate governance, and giving back to the communities we serve have universally proven to be successful strategies for us in the past. We expect these strategies to continue facilitating our mission of building shareholder value.

As always, on behalf of our directors, officers and employees, I thank you for your continued support.

Very truly yours,

John R. Garbarino

Chairman, President
and Chief Executive Officer

Selected Consolidated Financial and Other Data of the Company

The selected consolidated financial and other data of the Company set forth below is derived in part from, and should be read in conjunction with the Consolidated Financial Statements of the Company and Notes thereto presented elsewhere in this Annual Report.

At December 31,	2002	2001	2000	1999	1998
(dollars in thousands)					
Selected Financial Condition Data:					
Total assets	$1,743,698	$1,763,666	$1,640,217	$1,590,907	$1,561,744
Investment securities available for sale	91,978	80,017	103,536	120,780	137,405
Federal Home Loan Bank of New York stock	18,700	23,560	20,000	16,800	16,800
Mortgage-backed securities available for sale	138,657	233,302	268,042	346,182	381,840
Loans receivable, net	1,335,898	1,300,889	1,136,879	1,042,975	941,011
Mortgage loans held for sale	66,626	37,828	35,588	—	25,140
Deposits	1,184,836	1,109,043	1,104,188	1,056,950	1,035,251
Federal Home Loan Bank advances	214,000	272,000	127,500	115,000	40,000
Securities sold under agreements to repurchase	184,584	212,332	236,494	239,867	272,108
Stockholders' equity	135,305	146,729	157,736	167,530	197,740

For the Year Ended December 31,	2002	2001	2000	1999	1998
(dollars in thousands; except per share amounts)					
Selected Operating Data:					
Interest income	$ 108,456	$ 118,160	$ 116,105	$ 107,347	$ 105,557
Interest expense	47,624	63,148	66,412	58,809	61,399
Net interest income	60,832	55,012	49,693	48,538	44,158
Provision for loan losses	1,650	1,250	985	900	900
Net interest income after provision for loan losses	59,182	53,762	48,708	47,638	43,258
Other income	10,857	12,925	6,145	5,226	2,411
Operating expenses	40,144	39,048	31,645	27,852	25,457
Income before provision for income taxes	29,895	27,639	23,208	25,012	20,212
Provision for income taxes	9,752	9,480	6,826	8,665	7,240
Net income	$ 20,143	$ 18,159	$ 16,382	$ 16,347	$ 12,972
Basic earnings per share	$ 1.57	$ 1.30	$ 1.06	$ .91	$ .65
Diluted earnings per share	$ 1.47	$ 1.23	$ 1.02	$ .89	$ .63

Selected Consolidated Financial and Other Data (continued)

At or For the Year Ended December 31,	2002	2001	2000	1999	1998
Selected Financial Ratios and Other Data[1]:					
Performance Ratios:					
Return on average assets	1.16%	1.06%	1.01%	1.04%	0.85%
Return on average stockholders' equity	14.31	12.01	10.45	8.90	6.36
Stockholders' equity to total assets	7.76	8.32	9.62	10.53	12.66
Tangible equity to tangible assets	7.67	8.22	9.52	10.48	12.61
Average interest rate spread[2]	3.42	2.97	2.75	2.70	2.39
Net interest margin[3]	3.70	3.37	3.20	3.20	2.98
Average interest-earning assets to average interest-bearing liabilities	109.78	110.31	110.39	112.94	114.35
Operating expenses to average assets	2.32	2.29	1.96	1.78	1.66
Operating efficiency ratio[4]	56.00	57.48	56.67	51.80	54.67
Asset Quality Ratios:					
Non-performing loans as a percent of total loans receivable[5][6]	0.19	0.46	0.25	0.28	0.56
Non-performing assets as a percent of total assets[6]	0.16	0.36	0.19	0.21	0.35
Allowance for loan losses as a percent of total loans receivable[5]	0.71	0.77	0.77	0.78	0.76
Allowance for loan losses as a percent of total non-performing loans[6]	374.78	167.49	312.62	275.48	137.54
Per Share Data					
Dividends per common share	$ .69	$ .56	$ .48	$ .38	$ .31
Book value per common share at end of period	9.83	9.92	9.49	8.85	9.01
Tangible book value per common share at end of period	9.72	9.81	9.38	8.80	8.97
Number of full-service customer facilities	17	16	14	13	11

(1) With the exception of end of year ratios, all ratios are based on average daily balances.

(2) The average interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.

(3) The net interest margin represents net interest income as a percentage of average interest-earning assets.

(4) Operating efficiency ratio represents the ratio of operating expenses to the aggregate of other income and net interest income.

(5) Total loans receivable includes loans receivable and loans held for sale, net of undisbursed loan funds, deferred loan fees and unamortized discounts/premiums.

(6) Non-performing assets consist of non-performing loans and real estate acquired through foreclosure ("REO"). Non-performing loans consist of all loans 90 days or more past due and other loans in the process of foreclosure. It is the Company's policy to cease accruing interest on all such loans.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

OceanFirst Financial Corp. (the "Company" or "OCFC") is the holding company for OceanFirst Bank (the "Bank"). On August 17, 1995, the Board of Directors (the "Board") of the Bank adopted a Plan of Conversion, as amended, to convert from a federally chartered mutual savings bank to a federally chartered capital stock savings bank with the concurrent formation of a holding company (the "Conversion").

The Conversion was completed on July 2, 1996 with the issuance by the Company of 25,164,235 shares of its common stock in a public offering to the Bank's eligible depositors and the Bank's employee stock ownership plan (the "ESOP"). Concurrent with the close of the Conversion, an additional 2,013,137 shares of common stock (8% of the offering) were issued and donated by the Company to OceanFirst Foundation (the "Foundation"), a private foundation dedicated to charitable purposes within Ocean County, New Jersey and its neighboring communities.

On August 18, 2000 the Bank acquired Columbia Equities, Ltd. ("Columbia"), a mortgage banking company based in Westchester County, New York in a transaction accounted for as a purchase. Columbia offers a full product line of residential mortgage loans in New York, New Jersey and Connecticut. Loans are originated through four retail branches, a web site and a network of independent mortgage brokers. The fourth office, in Islandia, New York on Long Island was added in September 2002. The Company's consolidated results of operations include Columbia's results commencing on August 18, 2000.

The Company conducts business, primarily through its ownership of the Bank which operates its administrative/branch office located in Toms River and sixteen other branch offices. Fourteen of the seventeen branch offices are located in Ocean County, New Jersey, with two branches in Monmouth County and one in Middlesex County.

Strategy

The Company operates as a consumer-oriented bank, with a strong focus on its local community. The Bank is the oldest and largest community-based financial institution headquartered in Ocean County, New Jersey. The Company competes with generally larger and out-of-market financial service providers through this local focus and the delivery of superior service. Additionally, over the past few years, the Company has developed a more pro-active sales culture throughout the organization.

The Company's strategy has been to consistently grow profitability while limiting credit and interest rate risk exposure. To accomplish these objectives, the Company has sought to (1) grow loans receivable through the Bank's traditional mortgage portfolio emphasis supplemented by the offering of commercial lending services to local businesses; (2) grow core deposits (defined as all deposits other than certificates) through de novo branch expansion and product offerings appealing to a broadened customer base; (3) increase non-interest income by expanding the menu of fee-based products and services; and (4) actively manage the Company's capital position.

With industry consolidation eliminating most locally headquartered competitors, the Company saw an opportunity to fill a perceived void for locally delivered commercial loan and deposit services. As such, over the past few years the Company has assembled an experienced team of business banking professionals responsible for offering commercial loan and deposit services and merchant credit card services to businesses in Ocean County and surrounding communities. As a result of this initiative, commercial loans represented 16.2% of the Bank's total loans receivable at December 31, 2002 as compared to only 3.6% at December 31, 1997. The diversification of the Company's loan products entails a higher degree of credit risk than is involved in one- to four-family residential mortgage lending activity. As a consequence of this strategy, management has developed a well-defined credit policy focusing on quality underwriting and close management and Board monitoring.

The Company seeks to increase core deposit market share in its primary market area by expanding the Bank's branch network and improving market penetration. Over the past six years, the Company has opened eight new branch offices, six in Ocean County including a new branch in Jackson which opened during 2002 and two in Southern Monmouth County, the Company's first branches in this county. The Company is also evaluating additional office sites within its existing market area.

At December 31, 2002, the eight new branches maintained an average core deposit mix of 82.3%. Core account development has also benefited from the Company's efforts to attract business deposits in conjunction with its commercial lending operations and from an expanded mix of retail core account products. As a result of these efforts the Company's core deposit ratio has grown to 59.6% at December 31, 2002 as compared to only 33.0% at December 31, 1997. Core deposits are generally considered a less expensive and more stable funding source than certificates of deposit.

Management continues to diversify the Company's retail product line in order to enhance non-interest income. During 1998, the Company began offering alternative investment products (annuities and mutual funds) for sale through its retail branch network. The products are non-proprietary, sold through a third party vendor, and provide the Company with fee income opportunities. In 1999, the menu of alternative investment products was expanded to include life insurance and the Company introduced trust and asset management services in early 2000. Finally, the Company has also expanded the non-interest income received from small business relationships including merchant services.

Fees and Service Charges


36.2% Average Annual Increase
1997
1998
1999
2000
2001
2002

With post conversion capital levels exceeding 20%, management recognized the need to address the Company's overcapitalized position in order to improve return on equity. The capital management plan implemented over the past few years includes the following components: (1) share repurchases; (2) cash dividends; and (3) wholesale leverage. During 2002 the Company completed its ninth common stock repurchase program and in August 2002 the Board of Directors authorized a tenth repurchase plan for 10% of the outstanding common shares, or 1,406,421 shares. From conversion date through December 31, 2002, the Company has repurchased a total of 14.0 million common shares, 51.3% of the shares originally issued in the conversion. The Company has historically targeted a cash dividend payout of 40% to 50% of net income. The dividend has increased by 170% since the initial dividend in 1997. The Company has also used wholesale borrowings to fund purchases of investment and mortgage-backed securities and, in previous years, the retention of some 30-year fixed-rate mortgage loans. The adoption of this strategy generally increases the Company's interest rate risk exposure. As noted below, management seeks to carefully monitor and assess the Company's interest rate risk exposure while actively managing the balance sheet composition.

The capital management plan has successfully reduced the Company's core capital ratio from 19.4% at December 31, 1996 to 7.8% at December 31, 2002 while increasing the Company's return on equity from 6.0% for the year ended December 31, 1997 to 14.3% for the year ended December 31, 2002. Management believes that prudent loan underwriting standards, the continued high concentration of lower-risk 1- to 4- family mortgage loans, and other effective risk management practices will allow the Company to continue to reduce capital levels in the foreseeable future.

The Company's results of operations are dependent primarily on net interest income, which is the difference between the interest income earned on the Company's interest-earning assets, such as loans and investments, and the interest expense on its interest-bearing liabilities, such as deposits and borrowings. The Company also generates non-interest income such as income from loan sales, loan servicing, loan originations, merchant credit card services, deposit accounts, the sale of alternative investments, trust and asset management services and other fees. The Company's operating expenses primarily consist of compensation and employee benefits, occupancy and equipment, marketing, and other general and administrative expenses. The Company's results of operations are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory agencies.

Management of Interest Rate Risk

Market risk is the risk of loss from adverse changes in market prices and rates. The Company's market risk arises primarily from interest rate risk inherent in its lending, investment and deposit taking activities. The Company's profitability is affected by fluctuations in interest rates. A sudden and substantial change in interest rates may adversely impact the Company's earnings to the extent that the interest rates borne by assets and liabilities do not change at the same speed, to the same extent or on the same basis. To that end, management actively monitors and manages interest rate risk exposure.

The principal objectives of the Company's interest rate risk management function are to evaluate the interest rate risk included in certain balance sheet accounts; determine the level of risk appropriate given the Company's business focus, operating environment, capital and liquidity requirements and performance objectives; and manage the risk consistent with Board approved guidelines. Through such management, the Company seeks to reduce the vulnerability of its operations to changes in interest rates. The Company monitors its interest rate risk as such risk relates to its operating strategies. The Company's Board of Directors has established an Asset/Liability Committee ("ALCO Committee") consisting of members of the Company's management, responsible for reviewing the Company's asset/liability policies and interest rate risk position. The ALCO Committee meets monthly and reports trends and the Company's interest rate risk position to the Board of Directors on a quarterly basis. The extent of the movement of interest rates, higher or lower, is an uncertainty that could have a negative impact on the earnings of the Company.

The Company utilizes the following strategies to manage interest rate risk: (1) emphasizing the origination for portfolio of fixed-rate mortgage loans having terms to maturity of not more than fifteen years, adjustable-rate loans, floating-rate and balloon maturity commercial loans, and consumer loans consisting primarily of home equity loans and lines of credit; (2) holding primarily short-term and/or adjustable- or floating- rate mortgage-backed and investment securities; (3) attempting to reduce the overall interest rate sensitivity of liabilities by emphasizing core and longer-term deposits; and (4) extending the maturities on wholesale borrowings for up to ten years. The Company may also sell 30-year fixed-rate mortgage loans into the secondary market. In determining whether to retain 30-year fixed-rate mortgages, management considers the Company's overall interest rate risk position, the volume of such loans, the loan yield and the types and amount of funding sources. The Company periodically retains 30-year fixed-rate mortgage loan production in order to improve yields and increase balance sheet leverage. During periods when fixed-rate mortgage loan production is retained, the Company attempts to extend the maturity on part of its wholesale borrowings for up to ten years. With the substantial decline in interest rates during 2002, the Company resumed its practice of selling most 30-year fixed-rate mortgage loans into the secondary market. The Company currently does not participate in hedging programs, interest rate swaps or other activities involving the use of off-balance sheet derivative financial instruments, but may do so in the future to manage interest rate risk.

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. Accordingly, during a period of rising interest rates, an institution with a negative gap position theoretically would not be in as favorable a position, compared to an institution with a positive gap, to invest in higher yielding assets. This may result in the yield on the institution's assets increasing at a slower rate than the increase in its cost of interest-bearing liabilities. Conversely, during a period of falling interest rates, an institution with a negative gap might experience a repricing of its assets at a slower rate than its interest-bearing liabilities, which, consequently, may result in its net interest income growing at a faster rate than an institution with a positive gap position.

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2002 which were anticipated by the Company, based upon certain assumptions, to reprice or mature in each of the future time periods shown. At December 31, 2002 the Company's one year gap was positive 10.05%. Except as stated below, the amount of assets and liabilities which reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual maturity of the asset or liability. The table is intended to provide an approximation of the projected repricing of assets and liabilities at December 31, 2002, on the basis of contractual maturities, anticipated prepayments, and scheduled rate adjustments within a three month period and subsequent selected time intervals. Loans receivable reflect principal balances expected to be redeployed and/or repriced as a result of contractual amortization and anticipated prepayments of adjustable-rate loans and fixed-rate loans, and as a result of contractual rate adjustments on adjustable-rate loans. Loans were projected to prepay at rates between 6.0% and 66.6% annually. Mortgage-backed securities were projected to prepay at rates between 11.0% and 70.0% annually. Savings accounts, negotiable order of withdrawal ("NOW") and money market deposit accounts were assumed to decay, or run-off, at 1.75% per month. Prepayment and decay rates can have a significant impact on the Company's estimated gap. There can be no assurance that projected prepayment rates for loans and mortgage-backed securities will be achieved or that projected decay rates will be realized.

At December 31, 2002	3 Months or Less	More than 3 Months to 1 Year	More than 1 Year to 3 Years	More than 3 Years to 5 Years	More than 5 Years	Total
(dollars in thousands)						
Interest-earning assets [1]:						
Interest-earning deposits and short-term investments	$ 5,186	$ —	$ —	$ —	$ —	$ 5,186
Investment securities	88,439	1,200	—	—	10,011	99,650
FHLB stock	—	—	—	—	18,700	18,700
Mortgage-backed securities	29,510	51,285	43,422	9,527	2,662	136,406
Loans receivable [2]	268,890	251,252	442,984	263,598	183,640	1,410,364
Total interest-earning assets	392,025	303,737	486,406	273,125	215,013	1,670,306
Interest-bearing liabilities:						
Money market deposit accounts	6,395	17,272	34,641	65,652	—	123,960
Savings accounts	12,132	32,768	65,719	124,376	—	234,995
NOW accounts	13,449	36,324	72,853	138,136	—	260,762
Time deposits	122,638	187,270	125,300	30,620	13,001	478,829
FHLB advances	—	30,000	94,000	70,000	20,000	214,000
Securities sold under agreements to repurchase	44,584	25,000	45,000	35,000	35,000	184,584
Total interest-bearing liabilities	199,198	328,634	437,513	463,784	68,001	1,497,130
Interest sensitivity gap [3]	$192,827	$ (24,897)	$ 48,893	$(190,659)	$147,012	$ 173,176
Cumulative interest sensitivity gap	$192,827	$167,930	$216,823	$ 26,164	$173,176	$ 173,176
Cumulative interest sensitivity gap as a percent of total interest-earning assets	11.54%	10.05%	12.98%	1.57%	10.37%	10.37%
Cumulative interest-earning assets as a percent of cumulative interest-bearing liabilities	196.80%	131.82%	122.46%	101.83%	111.57%	111.57%

(1) Interest-earning assets are included in the period in which the balances are expected to be redeployed and/or repriced as a result of anticipated prepayments, scheduled rate adjustments, and contractual maturities.

(2) For purposes of the gap analysis, loans receivable includes loans held for sale and non-performing loans gross of the allowance for loan losses, unamortized discounts and deferred loan fees.

(3) Interest sensitivity gap represents the difference between interest-earning assets and interest-bearing liabilities.

Certain shortcomings are inherent in gap analysis. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market interest rates. Additionally, certain assets, such as adjustable-rate loans, have features which restrict changes in interest rates both on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, prepayment and decay rates would likely deviate significantly from those assumed in the calculation. Finally, the ability of many borrowers to service their adjustable-rate loans may be impaired in the event of an interest rate increase.

Another method of analyzing an institution's exposure to interest rate risk is by measuring the change in the institution's net portfolio value ("NPV") and net interest income under various interest rate scenarios. NPV is the difference between the net present value of assets, liabilities and off-balance sheet contracts. The NPV ratio, in any interest rate scenario, is defined as the NPV in that scenario divided by the market value of assets in the same scenario. The Company's interest rate sensitivity is monitored by management through the use of an interest rate risk ("IRR") model which measures IRR by modeling the change in NPV and net interest income over a range of interest rate scenarios. The Office of Thrift Supervision ("OTS") also produces an NPV only analysis using its own model, based upon data submitted on the Bank's quarterly Thrift Financial Reports. The results produced by the OTS may vary from the results provided by the Company's model, primarily due to differences in the assumptions utilized including estimated loan prepayment rates, reinvestment rates and deposit decay rates. The following table sets forth the Company's NPV and net interest income as of December 31, 2002 and 2001, as calculated by the Company. For purposes of this table, the Company used prepayment speeds and deposit decay rates similar to those used in calculating the Company's gap.

December 31, 2002

Change in Interest Rates in Basis Points (Rate Shock)	Net Portfolio Value			Net Interest Income	
	Amount	% Change	NPV Ratio	Amount	% Change
200	$151,546	(7.1)%	8.9%	$60,492	2.1%
100	163,725	0.4	9.4	60,234	1.7
Static	163,127	—	9.2	59,230	—
(100)	150,429	(7.8)	8.4	56,527	(4.6)

December 31, 2001

Change in Interest Rates in Basis Points (Rate Shock)	Net Portfolio Value			Net Interest Income	
	Amount	% Change	NPV Ratio	Amount	% Change
200	$118,006	(22.1)%	7.0%	$58,369	(5.3)%
100	141,155	(6.8)	8.2	60,366	(2.1)
Static	151,507	—	8.6	61,649	—
(100)	154,728	2.1	8.6	62,177	.9

At December 31, 2002, the Company's NPV in a static rate environment is greater than the NPV at December 31, 2001 reflecting the Company's increased reliance on core deposits and the increased value of fixed-rate assets. In a rising interest rate environment, the Company projects a more favorable percent change in NPV and net interest income at December 31, 2002 than was the case at December 31, 2001. Conversely, in a declining interest rate environment, the Company projects an unfavorable percent change in NPV and net interest income at December 31, 2002 than was the case at December 31, 2001. At December 31, 2002 savings, NOW, non-interest bearing and money market deposit accounts ("core deposits") were assumed to decay, or runoff, at a slower rate than at December 31, 2001. The slower decay rate was partly responsible for reducing the Company's negative gap and increasing NPV in a static rate environment. The increase in core deposit balances and the decline in time deposit balances from December 31, 2001 to December 31, 2002 also contributed to this trend. Also, assumed prepayment speeds for mortgage loans and mortgage-backed securities were higher at December 31, 2002 as compared to December 31, 2001 due to the lower interest rate environment. Finally, interest rate sensitivity was affected by the Bank's sale of 30-year fixed-rate mortgage loans during the year ended December 31, 2002. The proceeds from these sales were used to reduce overnight borrowings which declined by $80.0 million from December 31, 2001 to December 31, 2002.

As is the case with the gap calculation, certain shortcomings are inherent in the methodology used in the NPV and net interest income IRR measurements. The model requires the making of certain assumptions which may tend to oversimplify the manner in which actual yields and costs respond to changes in market interest rates. First, the model assumes that the composition of the Company's interest sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured. Second, the model assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing of specific assets and liabilities. Third, the model does not take into account the Company's business or strategic plans. Accordingly, although the above measurements do provide an indication of the Company's IRR exposure at a particular point in time, such measurements are not intended to provide a precise forecast of the effect of changes in market interest rates on the Company's net interest income and can be expected to differ from actual results.

Asset Quality

The following table sets forth information regarding non-performing assets consisting of non-accrual loans and Real Estate Owned (REO) and activity in the allowance for loan losses. The Bank had no troubled-debt restructured loans and one REO property at December 31, 2002. It is the policy of the Bank to cease accruing interest on loans 90 days or more past due or in the process of foreclosure. For the years ended December 31, 2002, 2001, 2000, 1999 and 1998, respectively, the amount of interest income that would have been recognized on non-accrual loans if such loans had continued to perform in accordance with their contractual terms was $87,000, $379,000, $132,000, $52,000, and $270,000.

At or for the year ended December 31,	2002	2001	2000	1999	1998
(dollars in thousands)					
Non-accrual loans:					
Real estate:					
One to four-family	$ 2,222	$ 3,661	$ 2,594	$ 2,401	$ 4,605
Commercial real estate, multi-family and land	74	—	—	362	574
Consumer	95	151	147	222	245
Commercial	297	2,368	182	—	—
Total	2,688	6,180	2,923	2,985	5,424
REO, net	141	133	157	292	43
Total non-performing assets	$ 2,829	$ 6,313	$ 3,080	$ 3,277	$ 5,467
Allowance for loan losses:					
Balance at beginning of year	$10,351	$ 9,138	$ 8,223	$ 7,460	$ 6,612
Less: Net charge-offs	1,927	37	70	137	52
Add: Provision for loan losses	1,650	1,250	985	900	900
Balance at end of year	$10,074	$10,351	$ 9,138	$ 8,223	$ 7,460
Ratio of net charge-offs during the year to average net loans outstanding during the year	.14%	.00%	.01%	.01%	.01%
Allowance for loan losses as percent of total loans receivable (1)	.71	.77	.77	.78	.76
Allowance for loan losses as a percent of total non-performing loans (2)	374.78	167.49	312.62	275.48	137.54
Non-performing loans as a percent of total loans receivable (1)(2)	.19	.46	.25	.28	.56
Non-performing assets as a percent of total assets (2)	.16	.36	.19	.21	.35

(1) Total loans receivable includes loans receivable and loans held for sale, net of undisbursed loan funds, deferred loan fees and unamortized discounts/premiums.

(2) Non-performing assets consist of non-performing loans and real estate acquired through foreclosure ("REO"). Non-performing loans consist of all loans 90 days or more past due and other loans in the process of foreclosure. It is the Company's policy to cease accruing interest on all such loans.

The Company's non-performing assets declined to $2.8 million at December 31, 2002 as compared to $6.3 million at December 31, 2001. The decrease is primarily due to the first quarter charge-off of a non-performing commercial loan with an outstanding balance of $2.4 million. The loan is a participation interest in a $125 million shared national credit on a company headquartered in New Jersey which is secured by corporate assets and various commercial real estate properties. The Bank does not participate in any other shared national credits. The Bank has subsequently recovered $585,000 of this charge-off which increased the allowance for loan losses. Excluding this commercial loan, net charge-offs for the year ended December 31, 2002 totaled $145,000; and the ratio of net charge-offs during the year to average net loans outstanding during the year would have amounted to 1 basis point.

The Company has developed an internal asset classification system which classifies assets depending on risk of loss characteristics. The asset classifications comply with certain regulatory guidelines. At December 31, 2002, the Bank had $7.1 million of assets, including all REO, classified as "Substandard," $199,000 of assets classified as "Doubtful" and no assets classified as "Loss." Additionally, "Special Mention" assets totaled $6.4 million at December 31, 2002. These loans are classified as Special Mention due to past delinquencies or other identifiable weaknesses.

The Substandard classification includes a commercial mortgage loan to a marina with an outstanding balance of $2.1 million which is current as to payments, but which is classified due to weakened operating results. The loan is secured by two commercial real estate properties with estimated appraisal values well in excess of the outstanding balance. The Special Mention classification includes a commercial loan to a retailer with an outstanding balance of $2.0 million which is also current as to payments, but which is classified due to weakened operating results. The loan is well secured by real estate and business assets.

The provision for loan losses increased by $400,000 for the year ended December 31, 2002, as compared to the prior year to reflect the growth in loans receivable and a change in overall loan mix to a greater concentration of commercial loans. The determination of the adequacy of the allowance for loan losses is a critical accounting policy of the Company. The allowance for loan losses is established through a provision for loan losses based on management's evaluation of the risks inherent in its loan portfolio and the general economy. The allowance for loan losses is maintained at a level management considers sufficient to provide for estimated losses based on evaluating known and inherent risks in the loan portfolio based upon management's continuing analysis of the factors underlying the quality of the loan portfolio. These factors include changes in the size and composition of the loan portfolio, actual loan loss experience, current economic conditions, detailed analysis of individual loans for which full collectibility may not be assured, and the determination of the existence and realizable value of the collateral and guarantees securing the loan. Additions to the allowance are charged to earnings. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to make additional provisions for loan losses based upon information available to them at the time of their examination. Although management uses the best information available, the level of allowance for loan losses remains an estimate which is subject to significant judgment and short-term change. Future adjustments to the allowance may be necessary due to economic, operating, regulatory and other conditions beyond the Company's control.

An overwhelming percentage of the Company's loan portfolio, whether one to four- family, consumer or commercial, is secured by real estate. Additionally, most of the Company's borrowers are located in Ocean County, New Jersey and the surrounding area. These concentrations may adversely affect the Company's loan loss experience should real estate values decline or should the Ocean County area experience an adverse economic shock.

Analysis of Net Interest Income

Net interest income represents the difference between income on interest-earning assets and expense on interest-bearing liabilities. Net interest income also depends upon the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rate earned or paid on them.

The following table sets forth certain information relating to the Company for each of the years ended December 31, 2002, 2001, and 2000. The yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods shown except where noted otherwise. Average balances are derived from average daily balances. The yields and costs include fees which are considered adjustments to yields.

	Years Ended December 31,								
	2002			2001			2000		
(dollars in thousands)	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
Assets:									
Interest-earning assets:									
Interest-earning deposits and short-term investments	$ 12,258	$ 200	1.63%	$ 1,735	$ 51	2.94%	$ 404	$ 22	5.45%
Investment securities	80,965	2,993	3.70	89,483	5,084	5.68	120,000	8,797	7.33
FHLB stock	20,283	966	4.76	21,336	1,283	6.01	18,118	1,203	6.64
Mortgage-backed securities	184,128	9,870	5.36	268,221	17,024	6.35	309,929	20,948	6.76
Loans receivable, net (1)	1,344,910	94,427	7.02	1,250,049	94,718	7.58	1,105,851	85,135	7.70
Total interest-earning assets	1,642,544	108,456	6.60	1,630,824	118,160	7.24	1,554,302	116,105	7.47
Non-interest-earning assets	88,266			75,303			63,219		
Total assets	$1,730,810			$1,706,127			$1,617,521		
Liabilities and Equity:									
Interest-bearing liabilities:									
Money market deposit accounts	$ 101,817	$ 1,813	1.78%	$ 73,966	$ 1,744	2.36%	$ 76,570	$ 1,998	2.61%
Savings accounts	218,279	2,955	1.35	178,335	3,342	1.87	170,604	3,445	2.02
NOW accounts	254,149	3,610	1.42	198,186	4,476	2.26	130,423	2,534	1.94
Time deposits	503,319	19,105	3.80	604,834	31,927	5.28	667,911	36,689	5.49
Total	1,077,564	27,483	2.55	1,055,321	41,489	3.93	1,045,508	44,666	4.27
FHLB advances	237,987	11,612	4.88	188,411	8,918	4.73	105,456	6,654	6.31
Securities sold under agreements to repurchase	180,692	8,529	4.72	234,608	12,741	5.43	257,086	15,092	5.87
Total interest-bearing liabilities	1,496,243	47,624	3.18	1,478,340	63,148	4.27	1,408,050	66,412	4.72
Non-interest-bearing deposits	78,294			64,330			43,177		
Non-interest-bearing liabilities	15,534			12,314			9,557		
Total liabilities	1,590,071			1,554,984			1,460,784		
Stockholders' equity	140,739			151,143			156,737		
Total liabilities and equity	$1,730,810			$1,706,127			$1,617,521		
Net interest income		$ 60,832			$55,012			$ 49,693	
Net interest rate spread (2)			3.42%			2.97%			2.75%
Net interest margin (3)			3.70%			3.37%			3.20%
Ratio of interest-earning assets to interest-bearing liabilities	109.78%			110.31%			110.39%		

(1) Amount is net of deferred loan fees, undisbursed loan funds, discounts and premiums and estimated loan loss allowances and includes loans held for sale and non-performing loans.

(2) Net interest rate spread represents the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities.

(3) Net interest margin represents net income divided by average interest-earning assets.

Rate Volume Analysis. The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Company's interest income and interest expense during the periods indicated. Information is provided in each category with respect to: (i) changes attributable to changes in volume (changes in volume multiplied by prior rate); (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) the net change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

	Year Ended December 31, 2002 Compared to Year Ended December 31, 2001			Year Ended December 31, 2001 Compared to Year Ended December 31, 2000		
	Increase (Decrease) Due to			Increase (Decrease) Due to		
(in thousands)	Volume	Rate	Net	Volume	Rate	Net
Interest-earning assets:						
Interest-earning deposits and short-term investments	$ 181	$ (32)	$ 149	$ 43	$ (14)	$ 29
Investment securities	(449)	(1,642)	(2,091)	(1,970)	(1,743)	(3,713)
FHLB stock	(61)	(256)	(317)	201	(121)	80
Mortgage-backed securities	(4,778)	(2,376)	(7,154)	(2,705)	(1,219)	(3,924)
Loans receivable, net	6,947	(7,238)	(291)	10,931	(1,348)	9,583
Total interest-earning assets	1,840	(11,544)	(9,704)	6,500	(4,445)	2,055
Interest-bearing liabilities:						
Money market deposit accounts	561	(492)	69	(67)	(187)	(254)
Savings accounts	655	(1,042)	(387)	155	(258)	(103)
NOW accounts	1,064	(1,930)	(866)	1,474	468	1,942
Time deposits	(4,802)	(8,020)	(12,822)	(3,389)	(1,373)	(4,762)
Total	(2,522)	(11,484)	(14,006)	(1,827)	(1,350)	(3,177)
FHLB advances	2,404	290	2,694	4,245	(1,981)	2,264
Securities sold under agreements to repurchase	(2,685)	(1,527)	(4,212)	(1,266)	(1,085)	(2,351)
Total interest-bearing liabilities	(2,803)	(12,721)	(15,524)	1,152	(4,416)	(3,264)
Net change in net interest income	$ 4,643	$ 1,177	$ 5,820	$ 5,348	$ (29)	$ 5,319

Comparison of Financial Condition at December 31, 2002 and December 31, 2001

Total assets at December 31, 2002 were $1.744 billion, a decrease of $20.0 million, compared to $1.764 billion at December 31, 2001.

Mortgage-backed securities available for sale decreased by $94.6 million, to $138.7 million at December 31, 2002, from $233.3 million at December 31, 2001 as this portfolio experienced heavy prepayment activity during the year

Loans receivable, net, increased by $35.0 million to a balance of $1.336 billion at December 31, 2002, compared to a balance of $1.301 billion at December 31, 2001. Commercial and commercial real estate loans outstanding increased $53.5 million, or 32.6%, while one-to four-family loans declined as the Bank actively sold 30-year fixed-rate mortgage loans during the period. The large volume of loan sales combined with heavy loan prepayment speeds could have resulted in a more significant decline in one-to-four family mortgage loans except for the ability of the Bank to retain $113.5 million in high quality adjustable-rate and short-term fixed-rate loans originated by its mortgage banking subsidiary. Previously, Columbia would have sold these loans into the secondary market.

Deposit balances increased $75.8 million to $1.185 billion at December 31, 2002 from $1.109 billion at December 31, 2001, partly due to the results of new branches opened in late 2001 and early 2002. Core deposit categories, a key emphasis for the Company, increased by $144.1 million, or 25.6%, as time deposits declined.

Proceeds from the loan sales and the cash flow from mortgage-backed securities were used to reduce total borrowings (Federal Home Loan Bank ("FHLB") advances and securities sold under agreements to repurchase) which declined by $85.7 million, to $398.6 million at December 31, 2002 from $484.3 million at December 31, 2001. The sale of 30-year fixed-rate mortgage loans and the reduction in total borrowings reduces the Company's interest rate risk exposure and better positions the Bank for the higher rate environment generally expected in late 2003.

Stockholders' equity at December 31, 2002 decreased to $135.3 million, compared to $146.7 million at December 31, 2001 due to the completion of the Company's ninth stock repurchase program and the commencement of the Company's tenth stock repurchase program. For the year ended December 31, 2002, the Company repurchased 1,240,750 shares of common stock at a total cost of $27.4 million. Under the 10% repurchase program authorized by the Board of Directors in August 2002, 949,835 shares remain to be purchased as of December 31, 2002.

Comparison of Operating Results for the Years Ended December 31, 2002 and December 31, 2001

General

Net income increased $2.0 million, or 10.9%, to $20.1 million for the year ended December 31, 2002 as compared to net income of $18.2 million for the year ended December 31, 2001. Diluted earnings per share increased 19.5%, to $1.47 for the year ended December 31, 2002 as compared to $1.23 for the year ended December 31, 2001. The higher percentage increase in earnings per share is the result of the Company's common stock repurchase program which reduced the number of shares outstanding for purposes of calculating earnings per share.

Interest Income

Interest income for the year ended December 31, 2002 was $108.5 million, compared to $118.2 million for the year ended December 31, 2001, a decrease of $9.7 million. The decrease in interest income was due to a decline in the yield on interest-earning assets to 6.60% for the year ended December 31, 2002 as compared to 7.24% for the same prior year period. Despite this decline, which was reflective of the general interest rate environment, the asset yield continued to benefit from the Bank's loan growth, which was partly funded by reductions in the lower-yielding mortgage-backed securities available for sale portfolio. For the year ended December 31, 2002 loans receivable represented 81.9% of average interest-earning assets as compared to 76.7% for the same prior year period.

Interest Expense

Interest expense for the year ended December 31, 2002 was $47.6 million, compared to $63.1 million for the year ended December 31, 2001, a decrease of $15.5 million. The decrease in interest expense was primarily the result of a decrease in the average cost of interest-bearing liabilities to 3.18% for the year ended December 31, 2002, as compared to 4.27% in the same prior year period. Funding costs decreased due to the lower interest rate environment and also due to the Company's focus on lower-costing core deposit growth. Core deposits (including non-interest-bearing deposits) represented 56.5% of average deposits for the year ended December 31, 2002, as compared to 46.0% for the same prior year period.

Provision for Loan Losses

For the year ended December 31, 2002, the Company's provision for loan losses was $1.7 million, as compared to $1.3 million for the year ended December 31, 2001. The increased provision reflects the growth in loans receivable and a change in the overall loan mix to a greater concentration of commercial loans.

Other Income

Other income was $10.9 million for the year ended December 31, 2002, as compared to $12.9 million for the year ended December 31, 2001. For the year ended December 31, 2002 the Company recorded a gain of $4.5 million, on the sale of loans, as compared to a gain of $6.0 million in the same prior year period. Loan servicing income decreased by $1.4 million for the year ended December 31, 2002, as compared to the same prior year period due to the recognition of an impairment to the loan servicing asset for $2.1 million for the year ended December 31, 2002 as compared to a servicing impairment of $600,000 in the same prior year period. The Company evaluates mortgage servicing rights for impairment on a quarterly basis. The valuation of mortgage servicing rights is determined through a discounted analysis of future cash flows, incorporating numerous assumptions which are subject to significant change in the near term. Generally, a decline in market interest rates will cause expected repayment speeds to increase resulting in a lower valuation for mortgage servicing rights and ultimately lower future servicing fee income. Fees and service charges increased by $935,000, or 17.0% for the year ended December 31, 2002, as compared to the same prior year period due to the growth in commercial account services, retail core account balances and trust fees.

Operating Expenses

Operating expenses were $40.1 million for the year ended December 31, 2002, as compared to $39.0 million for the year ended December 31, 2001. Operating expenses for the year ended December 31, 2001 include a $1.7 million charge resulting from the restructuring of certain financial liabilities. The Bank prepaid $23.0 million of outstanding borrowings with a weighted average cost of 6.23%, incurring a prepayment penalty on the early debt extinguishment. The funds were reborrowed at comparable maturities, but at a significantly lower cost. For the year ended December 31, 2002, the Company incurred fees on early debt extinguishment of $72,000. Excluding the respective prepayment penalties, operating expenses increased $2.7 million for the year ended December 31, 2002, as compared to the same prior year period. This increase was principally due to costs associated with the opening and operation of the Bank's sixteenth and seventeenth branch offices in September 2001 and May 2002, as well as higher loan-related expenses. Compensation expense benefited from the elimination, in February 2002, of the amortization expense relating to the stock awards granted under the 1997 Incentive Plan, a cost savings of $1.8 million for the year ended December 31, 2002 as compared to the same prior year period. This savings was partly offset by an increase in ESOP expense of $652,000 for the year ended December 31, 2002 due to the higher average market price for OCFC shares during 2002.

Provision for Income Taxes

Income tax expense was $9.8 million for the year ended December 31, 2002, compared to $9.5 for the same prior year period. On July 2, 2002, the New Jersey legislature passed the New Jersey Business Tax Reform Act. The legislation provided for an Alternative Minimum Assessment (AMA) tax based on either gross receipts or gross profits and also increased the tax rate on savings institutions, such as the Bank, from 3% to 9%. The legislation was retroactive to January 1, 2002. The net effect of the legislation on the Company was to recognize a tax benefit of $374,000 for the year ended December 31, 2002, as deferred tax assets were increased to reflect their expected recognition at the higher tax rate of 9%. The Company expects the legislation to have no significant impact on the tax provision in future periods.

Comparison of Operating Results for the Years Ended December 31, 2001 and December 31, 2000

General

Net income increased $1.8 million or 10.8%, to $18.1 million for the year ended December 31, 2001 as compared to net income of $16.3 million for the year ended December 31, 2000. Diluted earnings per share increased 20.1%, to $1.23 for th year ended December 31, 2001 as compared to $1.02 for the year ended December 30, 2000. Net income for the year ended December 31, 2001 was reduced by a prepayment penalty of $1.1 million net of tax, resulting from the extinguishment of certain financial liabilities. The Bank prepaid $23.0 million of outstanding borrowings with a weighted average cost of 6.23% incurring a prepayment penalty on the early debt extinguishment. The funds were reborrowed at comparable maturities, but at a lower cost.

Interest Income

Interest income for the year ended December 31, 2001 was $118.2 million, compared to $116.1 million for the year ended December 31, 2000, an increase of $2.1 million. The increase in interest income was due to an increase in average interest-earning assets of $76.5 million, partly offset by a decrease in the yield on interest-earning assets. The yield on average interest-earning assets decreased to 7.24% on average for the year ended December 31, 2001, from 7.47% on average in the prior year. Despite this decline, which was reflective of the lower interest rate environment, the asset yield still benefited from a change in the mix of average interest-earning assets towards a higher concentration of loans receivable with a corresponding reduction of lower-yielding investment and mortgage-backed securities. For the year ended December 31, 2001 loans receivable represented a 76.7% of average interest-earning assets as compared to 71.1% for the same prior year period.

Interest Expense

Interest expense for the year ended December 31, 2002 was $63.1 million, compared to $66.4 million for the year ended December 31, 2000, a decrease of $3.3 million, or 4.9%. The decrease in interest expense was primarily the result of a decrease in the average cost of interest-bearing liabilities, which decreased to 4.27% for the year ended December 31, 2001, as compared to 4.72% for the prior year, partly offset by an increase in average interest-bearing liabilities which rose by $70.3 million for the year ended December 31, 2001 as compared to the prior year. The Company's focus on lower cost core deposit growth contributed to the decrease in interest expense, as core deposits represented 46.0% of average deposits (including non-interest-earning deposits) for the year ended December 31, 2001, as compared to 38.6% for the same prior year period.

Provision for Loan Losses

For the year ended December 31, 2001, the Company's provision for loan losses was $1.3 million, an increase of $265,000, or 26.9% from the same prior year period to reflect the growth in loans receivable and a change in overall loan mix to a greater concentration of commercial loans.

Other Income

Other income was $12.9 million for the year ended December 31, 2001, as compared to $6.1 million for the same prior year period. The net gain (loss) on the sale of loans and securities was $6.0 million gain for the year ended December 31, 2001 as compared to a $41,000 loss for the prior year. The loss for the year ended December 31, 2000 was due to a loss of $1,636,000 on the sale of $31.9 million in mortgage-backed securities available for sale. For the year ended December 31, 2001, the Company sold $421.9 million in mortgage loans at a gain of $6.0 million as compared to the sale of $117.5 million in mortgage loans at a gain of $1.6 million in the prior year. The increased gains from loan sales are primarily due to the mortgage banking activities of Columbia. The Bank also periodically sells 30-year fixed-rate mortgage loans to assist in the management of interest rate risk. Both the Bank and Columbia benefited from the lower interest rate environment in effect during 2001, the resulting heavy refinance activity and the related gains from the sale of these loans.

Loan servicing income decreased by $1.4 million for the year ended December 31, 2001 as compared to the prior year due to actual prepayments of the loans underlying the servicing portfolio and the recognition of a $600,000 impairment charge for the year ended December 31, 2001.

Fees and service charges increased by $1.4 million, or 32.8%, for the year ended December 31, 2001 as compared to the prior year due to fees associated with the growth in commercial account services and retail core account balances as well as the addition of fee income from trust and asset management services introduced late in the first quarter of 2000. Income on Bank Owned Life Insurance increased by $502,000 for the year ended December 31, 2001 as compared to the prior year primarily due to an increase in the Bank's investment.

Operating Expenses

Operating expenses were $39.0 million for the year ended December 31, 2001, an increase of $7.4 million compared to the same prior year period. The increase was primarily due to the prepayment penalty on the early extinguishment of debt, operating expenses associated with Columbia and the costs associated with the opening and operation of the Bank's fourteenth, fifteenth and sixteenth branch offices in May 2000, February 2001 and September 2001, respectively. Occupancy costs for the year ended December 31, 2001, also include $373,000 of lease termination costs incurred in connection with the relocation of Columbia's corporate headquarters to more efficient office space.

Provision for Income Taxes

Income tax expense was $9.5 million for the year ended December 31, 2001, compared to $6.8 million for the year ended December 31, 2000. Income tax expense for 2000 included the recognition of a $1.1 million tax benefit relating to the charitable donation expense associated with the 1996 formation of the OceanFirst Foundation. Charitable donations are tax deductible subject to a limitation of 10% of annual taxable income, however, the Company was able to carry forward the unused portion of the deduction for five years following the year in which the contribution was made. Based on the Company's original estimate of taxable income for 1996 and the carry forward period, $4.3 million of charitable donation expense was considered not tax deductible because the Company believed it was unlikely to realize sufficient earnings over the six year period to take the full deduction. After considering the Company's strong earnings performance and expectations for taxable income through December 31, 2001, the Company, in the third quarter of 2000, estimated that an additional $3.0 million of charitable donation expense could be recognized for tax purposes, providing for a tax benefit of $1.1 million. The Company had a remaining charitable expense carry forward of $1,229,000 ($430,000 on an after-tax basis) which expired on December 31, 2001.

Cash Earnings

Stockholders' equity is a critical measure of a company's ability to repurchase shares, pay dividends and continue to grow. Although reported earnings and return on stockholders' equity are traditional measures of performance, the Company believes that the change in stockholders' equity, or "cash earnings," and related return measures are also a significant measure of a company's performance. Cash earnings exclude the effects of various non-cash expenses, such as the employee stock plans amortization expense and related tax benefit, as well as the amortization of intangible assets. In the cases of tangible stockholders' equity (stockholders' equity less intangible assets) these items have either been previously charged to stockholders' equity, as in the case of employee stock plans amortization expense, through contra-equity accounts, or do not affect tangible stockholders' equity, such as the market appreciation of allocated ESOP shares for which the operating charge is offset by a credit to additional paid-in capital and intangible asset amortization for which the related intangible asset has already been deducted in the calculation of tangible stockholders' equity.

The following table reconciles the Company's net income with cash earnings. The table is a pro forma calculation which is not in accordance with GAAP.

Year Ended December 31,	2002	2001	2000
(in thousands, except share data)			
Net income	$20,143	$18,159	$16,382
Add: Employee stock plans amortization expense	3,640	4,762	4,202
Amortization of intangible assets	105	359	105
Less: Tax benefit (1)	590	1,327	1,263
Cash earnings	$23,298	$21,953	$19,426
Basic cash earnings per share	$ 1.82	$ 1.58	$ 1.26
Diluted cash earnings per share	$ 1.70	$ 1.49	$ 1.21

(1) The Company does not receive any tax benefit for that portion of employee stock plan amortization expense relating to the ESOP fair market value adjustment.

Liquidity and Capital Resources

The Company's primary sources of funds are deposits, principal and interest payments on loans and mortgage-backed securities, proceeds from the sales of loans, FHLB advances and other borrowings and, to a lesser extent, investment maturities. While scheduled amortization of loans are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition. The Company has other sources of liquidity if a need for additional funds arises, including an overnight line of credit and advances from the FHLB.

At December 31, 2002, the Company had no outstanding overnight borrowings from the FHLB, a decrease from $80.0 million at December 31, 2001. The Company utilizes the overnight line from time to time to fund short-term liquidity needs. The Company also had other borrowings of $398.6 million at December 31, 2002, a decrease from $484.3 million at December 31, 2001. These borrowings were used to fund loan growth and a wholesale leverage strategy designed to improve returns on invested capital.

The Company's cash needs for the year ended December 31, 2002 were primarily provided by principal payments on loans and mortgage-backed securities, increased deposits and proceeds from the sale of mortgage loans held for sale. The cash was principally utilized for loan originations, the purchase of investment and mortgage-backed securities, a reduction in total borrowings and the purchase of treasury stock. For the year ended December 31, 2001, the cash needs of the Company were primarily satisfied by principal payments on loans and mortgage-backed securities, maturities of investment securities, proceeds from the sale of mortgage loans held for sale and increased total borrowings. The cash provided was principally used for the origination of loans, the purchase of mortgage-backed securities and the purchase of treasury stock

At December 31, 2002, the Bank exceeded all of its regulatory capital requirements with tangible capital of $115.3 million, or 6.62%, of total adjusted assets, which is above the required level of $26.1 million or 1.5%; core capital of $115.3 million or 6.62% of total adjusted assets, which is above the required level of $52.3 million, or 3.0%; and risk-based capital of $125.2 million, or 11.60% of risk-weighted assets, which is above the required level of $86.4 million or 8.0%. The Bank is considered a "well capitalized" institution under the Office of Thrift Supervision's prompt corrective action regulations.

Impact of Inflation and Changing Prices

The consolidated financial statements and notes thereto presented herein have been prepared in accordance with GAAP, which require the measurement of financial position and operating results in terms of historical dollar amounts without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike industrial companies, nearly all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Impact of New Accounting Pronouncements

On December 31, 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 148 "Accounting for Stock-based Compensation-Transition and Disclosure, an Amendment of FASB Statement No. 123." SFAS 148 amends the disclosure requirements in SFAS 123 for stock-based compensation for annual periods ending after December 15, 2002 and for interim periods beginning after December 15, 2002. SFAS 148 requires disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has provided the disclosures required by SFAS 148 in the 2002 Consolidated Financial Statements. SFAS 148 also provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The Company has elected to continue to account for its stock-based employee compensation using the intrinsic value method.

In October 2002, the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions - an Amendment to FASB Statements No. 72 and 144 and FASB Interpretation No. 9." This Statement removes acquisitions of financial institutions from the scope of both Statement 72 and Interpretation 9 and requires that those transactions be accounted for in accordance with FASB Statements No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." The provisions of SFAS No. 147 that relate to the application of the purchase method of accounting apply to all acquisitions of financial institutions, except transactions between two or more mutual enterprises.

SFAS No. 147 clarifies that a branch acquisition that meets the definition of a business should be accounted for as a business combination, otherwise the transaction should be accounted for as an acquisition of net assets that does not result in the recognition of goodwill. The provisions of SFAS No. 147 were effective October 1, 2002. The Company has previously purchased deposits of another financial institution and recorded a core deposit intangible. This Statement will have no effect on the accounting or amortization of the recorded intangible asset.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The Statement is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 65, Amendment of FASB Statement No. 13, and Technical Corrections." The Statement, among other things, rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishments of Debt", as amended. Under SFAS No. 4, as amended, gains and losses from the extinguishment of debt were required to be classified as an extraordinary item, if material. Under SFAS No. 145, gains or losses from the extinguishment of debt are to be classified as a component of operating income, rather than an extraordinary item. SFAs No. 145 is effective for fiscal years beginning after May 15, 2002, with early adoption of the provisions related to the rescission of SFAS No. 4 encouraged. Upon adoption, companies must reclassify prior period amounts previously classified as an extraordinary item.

The Company elected to adopt the provisions related to the rescission of SFAS No. 4 effective April 1, 2002. The adoption resulted in a debt prepayment penalty of $72,000 for the year ended December 31, 2002, being classified in general and administrative expenses. The Company recognized an extraordinary loss, net of tax of $1,085,000 for the year ended December 31, 2001 pertaining to debt prepayment penalties. The gross prepayment penalty of $1,669,000 has been reclassified as a component of general and administrative expenses in 2001, with the related tax benefit of $584,000 reported as a component of income tax expense in the consolidated financial statement for the year ending December 31, 2001.

On July 20, 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS 142. SFAS 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed periodically for impairment. SFAS 142 requires that goodwill and any intangible asset determined to have an indefinite useful life acquired after June 30, 2001 not be amortized, but continue to be evaluated for impairment in accordance with the appropriate pre-SFAS 142 accounting literature. The Company adopted SFAS 142 effective January 1, 2002. As of December 31, 2001, the Company had $1.0 million in unamortized goodwill with annual amortization of $253,000 which ceased upon the adoption of SFAS 142. The cessation of goodwill amortization for the year ended December 31, 2002 did not have a significant impact on the Company's consolidated financial statements as compared to the same prior year period. The Company has determined that there is no impairment to goodwill based on the criteria of SFAS 142. The adoption of SFAS 142 did not significantly impact the Company's accounting for currently recorded intangible assets, primarily core deposit intangibles.

On October 3, 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal or Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," it retains many of the fundamental provisions of that Statement. The Statement is effective for fiscal years beginning after December 15, 2001. The initial adoption of SFAS No. 144 did not have a significant impact on the Company's financial statements.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets. The Company is required to adopt the provisions of SFAS No. 143 for fiscal years beginning after June 15, 2002. The Company does not anticipate that SFAS No. 143 will significantly impact the Company's consolidated financial statements.

Private Securities Litigation Reform Act Safe Harbor Statement

In addition to historical information, this annual report contains certain forward-looking statements which are based on certain assumptions and describe future plans, strategies and expectations of the Company. These forward-looking statements are generally identified by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project," or similar expressions. The Company's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on the operations of the Company and the subsidiaries include, but are not limited to, changes in interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality or composition of the loan or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in the Company's market area and accounting principles and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. The Company does not undertake - and specifically disclaims any obligation - to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events. Further description of the risks and uncertainties to the business are included in Item 1, BUSINESS of the Company's 2002 Form 10-K.

Consolidated Statements of Financial Condition

December 31, 2002 and 2001
(dollars in thousands, except per share amounts)

	2002	2001
Assets		
Cash and due from banks	$ 17,192	$ 16,876
Investment securities available for sale (notes 4 and 10)	91,978	80,017
Federal Home Loan Bank of New York stock, at cost (note 10)	18,700	23,560
Mortgage-backed securities available for sale (notes 5 and 10)	138,657	233,302
Loans receivable, net (notes 6 and 10)	1,335,898	1,300,889
Mortgage loans held for sale	66,626	37,828
Interest and dividends receivable (note 7)	6,378	7,632
Real estate owned, net	141	133
Premises and equipment, net (note 8)	17,708	16,730
Servicing asset (note 6)	7,907	7,628
Bank Owned Life Insurance	32,398	30,524
Other assets (note 11)	10,115	8,547
Total assets	$1,743,698	$1,763,666
Liabilities and Stockholders' Equity		
Deposits (note 9)	$1,184,836	$1,109,043
Federal Home Loan Bank advances (note 10)	214,000	272,000
Securities sold under agreements to repurchase (note 10)	184,584	212,332
Advances by borrowers for taxes and insurance	5,952	6,371
Other liabilities (note 11)	19,021	17,191
Total liabilities	1,608,393	1,616,937
Stockholders' equity (notes 1, 3, 11, 12 and 13):		
Preferred stock, $.01 par value, 5,000,000 shares authorized, no shares issued	—	—
Common stock, $.01 par value, 55,000,000 shares authorized, 27,177,372 shares issued and 13,757,880 and 14,791,334 shares outstanding at December 31, 2002 and 2001, respectively	272	272
Additional paid-in capital	184,934	181,780
Retained earnings	142,224	131,655
Accumulated other comprehensive loss	(3,201)	(824)
Less: Unallocated common stock held by Employee Stock Ownership Plan	(11,248)	(12,663)
Unearned Incentive Awards	—	(161)
Treasury stock, 13,419,492 and 12,386,038 shares at December 31, 2002 and 2001, respectively	(177,676)	(153,330)
Total stockholders' equity	135,305	146,729
Commitments and contingencies (note 14)		
Total liabilities and stockholders' equity	$1,743,698	$1,763,666

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

(in thousands, except per share amounts)

Years Ended December 31, 2002, 2001 and 2000	2002	2001	2000
Interest income:			
Loans	$ 94,427	$ 94,718	$ 85,135
Mortgage-backed securities	9,870	17,024	20,948
Investment securities and other	4,159	6,418	10,022
Total interest income	108,456	118,160	116,105
Interest expense:			
Deposits (note 9)	27,483	41,489	44,666
Borrowed funds	20,141	21,659	21,746
Total interest expense	47,624	63,148	66,412
Net interest income	60,832	55,012	49,693
Provision for loan losses (note 6)	1,650	1,250	985
Net interest income after provision for loan losses	59,182	53,762	48,708
Other income:			
Loan servicing (loss) income (note 6)	(2,203)	(838)	516
Fees and service charges	6,450	5,515	4,151
Net gain (loss) on sales of loans and securities available for sale (notes 4 and 5)	4,530	5,954	(41)
Net income from other real estate operations	151	271	171
Income on Bank Owned Life Insurance (BOLI)	1,874	1,696	1,194
Other	55	327	154
Total other income	10,857	12,925	6,145
Operating expenses:			
Compensation and employee benefits (notes 12 and 13)	20,324	19,987	17,870
Occupancy (note 14)	3,330	3,385	2,261
Equipment	2,281	2,168	1,661
Marketing	1,988	1,711	1,685
Federal deposit insurance	474	489	479
Data processing	2,584	2,128	1,702
General and administrative	9,091	7,511	5,987
Prepayment penalty on early extinguishment of debt (note 10)	72	1,669	—
Total operating expenses	40,144	39,048	31,645
Income before provision for income taxes	29,895	27,639	23,208
Provision for income taxes (note 11)	9,752	9,480	6,826
Net Income	$ 20,143	$ 18,159	$ 16,382
Basic earnings per share	$ 1.57	$ 1.30	$ 1.06
Diluted earnings per share	$ 1.47	$ 1.23	$ 1.02
Average basic shares outstanding (note 1)	12,819	13,932	15,439
Average diluted shares outstanding (note 1)	13,696	14,756	15,999

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity

(dollars in thousands, except per share amounts)

Years Ended December 31, 2002, 2001 and 2000	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Employee Stock Ownership Plan	Unearned Incentive Awards	Treasury Stock	Total
Balance at December 31, 1999	$272	$178,850	$113,078	$(9,568)	$(15,727)	$(4,030)	$ (95,345)	$167,530
Comprehensive income:								
Net income	—	—	16,382	—	—	—	—	16,382
Other comprehensive gain:								
Unrealized gain on securities (net of tax expense $2,153)	—	—	—	3,578	—	—	—	3,578
Reclassification adjustment for losses included in net income (net of tax benefit $573)	—	—	—	1,063	—	—	—	1,063
Total comprehensive income								21,023
Earned Incentive Awards	—	—	—	—	—	1,934	—	1,934
Tax benefit of stock plans	—	258	—	—	—	—	—	258
Purchase 2,422,338 shares of common stock	—	—	—	—	—	—	(28,800)	(28,800)
Allocation of ESOP stock	—	—	—	—	1,571	—	—	1,571
ESOP adjustment	—	697	—	—	—	—	—	697
Cash dividend – $.48 per share	—	—	(7,622)	—	—	—	—	(7,622)
Exercise of stock options	—	—	(192)	—	—	—	1,337	1,145
Balance at December 31, 2000	272	179,805	121,646	(4,927)	(14,156)	(2,096)	(122,808)	157,736
Comprehensive income:								
Net income	—	—	18,159	—	—	—	—	18,159
Other comprehensive gain:								
Unrealized gain on securities (net of tax expense $2,409)	—	—	—	4,103	—	—	—	4,103
Total comprehensive income								22,262
Earned Incentive Awards	—	—	—	—	—	1,935	—	1,935
Tax benefit of stock plans	—	641	—	—	—	—	—	641
Purchase 1,954,714 shares of common stock	—	—	—	—	—	—	(31,921)	(31,921)
Allocation of ESOP stock	—	—	—	—	1,493	—	—	1,493
ESOP adjustment	—	1,334	—	—	—	—	—	1,334
Cash dividend – $.56 per share	—	—	(7,943)	—	—	—	—	(7,943)
Exercise of stock options	—	—	(207)	—	—	—	1,399	1,192
Balance at December 31, 2001	272	181,780	131,655	(824)	(12,663)	(161)	(153,330)	146,729
Comprehensive income:								
Net income	—	—	20,143	—	—	—	—	20,143
Other comprehensive loss:								
Unrealized loss on securities (net of tax benefit $1,642)	—	—	—	(2,377)	—	—	—	(2,377)
Total comprehensive income								17,766
Earned Incentive Awards	—	—	—	—	—	161	—	161
Tax benefit of stock plans	—	1,090	—	—	—	—	—	1,090
Purchase 1,240,750 shares of common stock	—	—	—	—	—	—	(27,427)	(27,427)
Allocation of ESOP stock	—	—	—	—	1,415	—	—	1,415
ESOP adjustment	—	2,064	—	—	—	—	—	2,064
Cash dividend – $.69 per share	—	—	(8,916)	—	—	—	—	(8,916)
Exercise of stock options	—	—	(658)	—	—	—	3,081	2,423
Balance at December 31, 2002	$272	$184,934	$142,224	$(3,201)	$(11,248)	$ —	$(177,676)	$135,305

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands)

Years Ended December 31, 2002, 2001 and 2000	2002	2001	2000
Cash flows from operating activities:			
Net income	$ 20,143	$ 18,159	$ 16,382
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization of premises and equipment	2,048	1,960	1,640
Amortization of Incentive Awards	161	1,935	1,934
Amortization of ESOP	1,415	1,493	1,571
ESOP adjustment	2,064	1,334	697
Tax benefit of stock plans	1,090	641	258
Amortization and impairment of servicing asset	4,423	2,503	673
Amortization of intangible assets	105	359	103
Net premium amortization in excess of discount accretion on securities	1,451	683	384
Net accretion of deferred fees and discounts in excess of premium amortization on loans	(469)	(407)	(280)
Provision for loan losses	1,650	1,250	985
Deferred taxes	554	(1,500)	(318)
Net gain on sales of real estate owned	(148)	(308)	(209)
Net (gain) loss on sales of loans and securities available for sale	(4,530)	(5,954)	41
Proceeds from sales of mortgage loans held for sale	459,440	427,876	119,139
Mortgage loans originated for sale	(488,410)	(424,162)	(130,761)
Increase in value of Bank Owned Life Insurance	(1,874)	(1,696)	(1,194)
Decrease (increase) in interest and dividends receivable	1,254	1,686	(752)
(Increase) decrease in other assets	(491)	(3,988)	6,914
Increase in other liabilities	1,830	9,280	1,398
Total adjustments	(18,437)	12,985	2,223
Net cash provided by operating activities	1,706	31,144	18,605
Cash flows from investing activities:			
Net increase in loans receivable	(36,807)	(165,307)	(95,377)
Proceeds from sales of investment and mortgage-backed securities available for sale	—	—	30,279
Purchase of investment securities available for sale	(13,758)	(1,292)	(21,089)
Purchase of mortgage-backed securities available for sale	(65,845)	(49,006)	(5,059)
Proceeds from maturities of investment securities available for sale	—	24,470	37,700
Principal payments on mortgage-backed securities available for sale	156,723	89,916	58,901
Purchases (redemptions) of Federal Home Loan Bank of New York stock	4,860	(3,560)	(3,200)
Proceeds from sales of real estate owned	757	786	1,211
Purchases of premises and equipment	(3,026)	(4,014)	(2,108)
Purchase of Bank Owned Life Insurance	—	—	(8,000)
Acquisition of Columbia Equities, Ltd., net of cash and cash equivalents	—	—	(2,954)
Net cash provided by (used in) investing activities	42,904	(108,007)	(9,696)
Cash flows from financing activities:			
Increase in deposits	75,793	4,855	47,238
(Decrease) increase in short-term borrowings	(67,748)	41,338	50,127
Proceeds from Federal Home Loan Bank advances	25,000	155,000	55,000
Repayments of Federal Home Loan Bank Advances	(43,000)	(38,000)	(127,696)
Proceeds from securities sold under agreements to repurchase	—	10,000	85,000
Repayments of securities sold under agreements to repurchase	—	(48,000)	(86,000)
Decrease in advances by borrowers for taxes and insurance	(419)	(17)	(73)
Exercise of stock options	2,423	1,192	1,145
Dividends paid	(8,916)	(7,943)	(7,622)
Purchase of treasury stock	(27,427)	(31,921)	(28,800)
Net cash (used in) provided by financing activities	(44,294)	86,504	(11,681)
Net increase (decrease) in cash and due from banks	316	9,641	(2,772)
Cash and due from banks at beginning of year	16,876	7,235	10,007
Cash and due from banks at end of year	$ 17,192	$ 16,876	$ 7,235
Supplemental Disclosure of Cash Flow Information:			
Cash paid during the year for:			
Interest	$ 48,063	$ 64,798	$ 66,073
Income taxes	3,240	7,600	5,310
Noncash investing activities:			
Transfer of loans receivable to real estate owned	617	454	768
Mortgage loans securitized into mortgage-backed securities	$ 129,623	$ 90,563	$ 23,042

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(1) Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of OceanFirst Financial Corp. (the "Company") and its wholly-owned subsidiary, OceanFirst Bank (the "Bank") and its wholly-owned subsidiaries, Columbia Equities, Ltd. ("Columbia"), OceanFirst REIT Holdings, Inc., OceanFirst Realty Corp. and OceanFirst Services, LLC. and its wholly-owned subsidiary OFB Reinsurance, LTD. All significant intercompany accounts and transactions have been eliminated in consolidation.

Certain amounts previously reported have been reclassified to conform to the current year's presentation.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statement No. 4, 44 and 65, Amendment of FASB Statement No. 13, and Technical Corrections." The Statement, among other things, rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishments of Debt", as amended. Under SFAS No. 4, as amended, gains and losses from the extinguishment of debt were required to be classified as an extraordinary item, if material. Under SFAS No. 145, gains or losses from the extinguishment of debt are to be classified as a component of operating income, rather than an extraordinary item.

The Company elected to adopt the provisions related to the rescission of SFAS No. 4 effective April 1, 2002. The adoption resulted in a debt prepayment penalty of $72,000 for the year ended December 31, 2002, being classified in general and administrative expenses. The Company recognized an extraordinary loss, net of tax of $1,085,000 for the year ended December 31, 2001 pertaining to debt prepayment penalties. The gross prepayment penalty of $1,669,000 has been reclassified as a component of general and administrative expenses in 2001, with the related tax benefit of $584,000 reported as a component of income tax expense in the consolidated financial statement for the year ending December 31, 2001.

Shares and related share amounts for prior periods have been adjusted for the 3-for-2 stock split effected in the form of a 50% stock dividend paid on May 17, 2002.

Business

The Bank provides a range of banking services to customers through a network of branches in Ocean, Monmouth and Middlesex counties in New Jersey. The Bank is subject to competition from other financial institutions; it is also subject to the regulations of certain regulatory agencies and undergoes periodic examinations by those regulatory authorities.

Basis of Financial Statement Presentation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated statement of financial condition and revenues and expenses for the period then ended. Actual results could differ significantly from those estimates and assumptions.

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of real estate acquired in connection with foreclosures or in settlement of loans and the valuation of mortgage servicing rights. In connection with the determination of the allowances for loan losses and Real Estate Owned (REO), management obtains independent appraisals for significant properties.

Cash Equivalents

Cash equivalents consist of interest-bearing deposits in other financial institutions and loans of Federal funds. For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Investment and Mortgage-Backed Securities

The Company classifies all investment and mortgage-backed securities as available for sale. Securities available for sale include securities that management intends to use as part of its asset/liability management strategy. Such securities are carried at fair value and unrealized gains and losses, net of related tax effect, are excluded from earnings, but are included as a separate component of stockholders' equity. Gains or losses on the sale of such securities are included in other income using the specific identification method.

Loans Receivable

Loans receivable, other than loans held for sale, are stated at unpaid principal balance, plus unamortized premiums less unearned discounts, net of deferred loan origination and commitment fees and costs, and the allowance for loan losses.

Loan origination and commitment fees and certain direct loan origination costs are deferred and the net fee or cost is recognized in interest income using the level-yield method over the contractual life of the specifically identified loans, adjusted for actual prepayments.

Loans in which interest is more than 90 days past due, including impaired loans, and other loans in the process of foreclosure are placed on nonaccrual status. Interest income previously accrued on these loans, but not yet received, is reversed in the current period. Any interest subsequently collected is credited to income in the period of recovery. A loan is returned to accrual status when all amounts due have been received and the remaining principal balance is deemed collectible.

A loan is considered impaired when it is deemed probable that the Company will not collect all amounts due according to the contractual terms of the loan agreement. The Company has defined the population of impaired loans to be all non-accrual commercial real estate, multi-family, land, construction and commercial loans in excess of $250,000. Impaired loans are individually assessed to determine that the loan's carrying value is not in excess of the fair value of the collateral or the present value of the loan's expected future cash flows. Smaller balance homogeneous loans that are collectively evaluated for impairment, such as residential mortgage loans and installment loans, are specifically excluded from the impaired loan portfolio.

Mortgage Loans Held for Sale

The Company regularly sells part of its mortgage loan originations. Mortgage loans intended for sale are carried at the lower of unpaid principal balance, net, or market value on an aggregate basis.

Allowance for Loan Losses

The adequacy of the allowance for loan losses is based on management's evaluation of the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and current economic conditions. Additions to the allowance arise from charges to operations through the provision for loan losses or from the recovery of amounts previously charged off. The allowance is reduced by loan charge-offs. Loans are charged-off when management believes such loans are uncollectible.

Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions in the Company's market area. In addition, various regulatory agencies, as an integral part of their routine examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examination.

Mortgage Servicing Rights, or MSR

The Company recognizes as a separate asset the rights to service mortgage loans, whether those rights are acquired through loan purchase or loan origination activities. MSR are amortized in proportion to and over the estimated period of net servicing income. The estimated fair value of MSR is determined through a discounted analysis of future cash flows, incorporating numerous assumptions including servicing income, servicing costs, market discount rates, prepayment speeds and default rates. Impairment of the MSR is assessed on the fair value of those rights with any impairment recognized as a component of loan servicing fee income through a valuation allowance.

Real Estate Owned

Real estate owned is carried at the lower of cost or fair value, less estimated costs to sell. When a property is acquired, the excess of the loan balance over fair value is charged to the allowance for loan losses. A reserve for real estate owned has been established to provide for subsequent declines in the fair values of properties. Real estate owned is carried net of the related reserve. Operating results from real estate owned, including rental income, operating expenses, and gains and losses realized from the sales of real estate owned are recorded as incurred.

Premises and Equipment

Land is carried at cost and premises and equipment, including leasehold improvements, are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets or leases. Repair and maintenance items are expensed and improvements are capitalized. Gains and losses on dispositions are reflected in current operations.

Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Stock Based Compensation

The Company accounts for stock based compensation using the intrinsic value method under Accounting Principles Board No. 25 and accordingly has recognized no compensation expense under this method. Statement of Financial Accounting Standards No. 123, Accounting for Stock-based Compensation as amended by Statement of Financial Accounting Standards No. 148, Accounting for Stock-based Compensation-Transition and Disclosure, permits the use of the intrinsic value method; however, requires the Company to disclose the pro forma net income and earnings per share as if the stock based compensation had been accounted for using the fair value method. Had the compensation costs for the Company's stock option plan been determined based on the fair value method, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands except per share data):

	2002	2001	2000
Net income:			
As reported	$20,143	$18,159	$16,382
Stock based employee compensation expense included in reported net income, all relating to earned incentive awards, net of related tax effects	105	1,257	1,257
Total stock-based employee compensation expense determined under the fair value based method, including earned incentive awards and stock option grants, net of related tax effects	(523)	(2,175)	(2,140)
Net stock based employee compensation expense not included in reported net income, all relating to stock option grants, net of related tax effects	(418)	(918)	(883)
Pro forma	$19,725	$17,241	$15,499
Basic earnings per share:			
As reported	$ 1.57	$ 1.30	$ 1.06
Pro forma	1.54	1.24	1.00
Diluted earnings per share:			
As reported	$ 1.47	$ 1.23	$ 1.02
Pro forma	1.44	1.17	.97
Weighted average fair value of an option share granted during the year	$ 4.85	$ 3.08	$ 3.09

The fair value of stock options granted by the Company was estimated through the use of the Black-Scholes option pricing model applying the following assumptions:

	2002	2001	2000
Risk-free interest rate	4.79%	4.91%	6.06%
Expected option life	6 years	6 years	6 years
Expected volatility	31%	22%	24%
Expected dividend yield	3.25%	3.35%	3.25%

Comprehensive Income

Comprehensive income is divided into net income and other comprehensive income. Other comprehensive income includes items recorded directly in equity, such as unrealized gains or losses on securities available for sale.

Intangible Assets

For the year ended December 31, 2001and 2000, goodwill and core deposit premiums were amortized using the straight line method over periods from five to ten years. Effective January 1, 2002 the Company adopted SFAS 142 "Goodwill and Other Intangible Assets." SFAS 142 established new standards for goodwill acquired in a business combination. SFAS 142 eliminated amortization of goodwill and instead required a transitional goodwill impairment test to be performed within six months from the date of adoption and requires an annual impairment test be performed thereafter. As of December 31, 2001 the Company had $1.0 million in unamortized goodwill with annual amortization of $253,000, or $.01 per share, which ceased upon the adoption of SFAS 142. The cessation of goodwill for the year ended December 31, 2002 did not have a significant impact on the Company's consolidated financial statements as compared to the same prior year periods. The Company has determined that there is no impairment to goodwill based on the criteria of SFAS 142. The adoption of SFAS 142 did not impact the Company's accounting for currently recorded intangible assets, primarily core deposit intangibles which are being amortized over a period of ten years.

Segment Reporting

As a community-oriented financial institution, substantially all of the Bank's operations involve the delivery of loan and deposit products to customers. The Bank makes operating decisions and assesses performance based on an ongoing review of these community banking operations, which constitute the only operating segment for financial reporting purposes.

Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding. Diluted earnings per share is calculated by dividing net income by the weighted average number of shares of common stock outstanding plus potential common stock, utilizing the treasury stock method. All share amounts exclude unallocated shares of stock held by the Employee Stock Ownership Plan (ESOP) and the Incentive Plan.

The following reconciles shares outstanding for basic and diluted earnings per share for the years ended December 31, 2002, 2001 and 2000 (in thousands):

Year ended December 31,	2002	2001	2000
Weighted average shares outstanding	14,305	15,768	17,649
Less: Unallocated ESOP shares	(1,418)	(1,588)	(1,770)
Unallocated Incentive Award shares	(68)	(248)	(440)
Average basic shares outstanding	12,819	13,932	15,439
Add: Effect of dilutive securities:			
Stock options	822	623	338
Incentive Awards	55	201	222
Average diluted shares outstanding	13,696	14,756	15,999

(2) Acquisition

The Bank completed the acquisition of Columbia, a mortgage brokerage company based in Westchester County, New York on August 18, 2000 in a transaction accounted for as a purchase. Accordingly, the assets and liabilities of Columbia were recorded on the books of the Bank at their fair market values of $37.1 million and $34.1 million, respectively. The purchase price was $4 million. The Company's consolidated results of operations include Columbia's results commencing on August 18, 2000. Pro-forma financial information was not presented for the period prior to the acquisition due to the insignificance of Columbia's operating results.

(3) Regulatory Matters

At the time of the conversion to a federally chartered stock savings bank, the Bank established a liquidation account with a balance equal to its retained earnings at March 31, 1996. The balance in the liquidation account at December 31, 2002 was approximately $7.9 million. The liquidation account will be maintained for the benefit of eligible account holders who continue to maintain their accounts at the Bank after the conversion. The liquidation account will be reduced annually to the extent that the eligible account holders have reduced their qualifying deposits as of each anniversary date. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation, each eligible account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held.

Office of Thrift Supervision (OTS) regulations require savings institutions to maintain minimum levels of regulatory capital. Under the regulations in effect at December 31, 2002, the Bank was required to maintain a minimum ratio of tangible capital to total adjusted assets of 1.5%; a minimum ratio of Tier 1 (core) capital to total adjusted assets of 3.0%; and a minimum ratio of total (core and supplementary) capital to risk-weighted assets of 8.0%.

Under its prompt corrective action regulations, the OTS is required to take certain supervisory actions (and may take additional discretionary actions) with respect to an undercapitalized institution. Such actions could have a direct material effect on the institution's financial statements. The regulations establish a framework for the classification of savings institutions into five categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Generally an institution is considered well capitalized if it has a Tier 1 ratio of at least 6.0%; and a total risk-based capital ratio of at least 10.0%. At December 31, 2002 and 2001 the Bank was considered well capitalized.

The following is a summary of the Bank's actual capital amounts and ratios as of December 31, 2002 and 2001, compared to the OTS minimum capital adequacy requirements and the OTS requirements for classification as a well capitalized institution (in thousands).

	Actual		For capital adequacy purposes		To be well capitalized under prompt corrective action	
As of December 31, 2002:	Amount	Ratio	Amount	Ratio	Amount	Ratio
Tangible capital	$115,304	6.6%	$26,132	1.5%	$ —	—%
Core capital	115,304	6.6	52,265	3.0	87,108	5.0
Tier 1 risk-based capital	115,304	10.7	43,175	4.0	64,763	6.0
Risk-based capital	125,240	11.6	86,350	8.0	107,938	10.0
As of December 31, 2001:						
Tangible capital	$125,952	7.2%	$26,396	1.5%	$ —	—%
Core capital	125,952	7.2	52,791	3.0	87,985	5.0
Tier 1 risk-based capital	125,952	12.0	41,947	4.0	62,920	6.0
Risk-based capital	136,223	13.0	83,894	8.0	104,867	10.0

OTS regulations impose limitations upon all capital distributions by savings institutions, like the Bank, such as dividends and payments to repurchase or otherwise acquire shares. The Company may not declare or pay cash dividends on or repurchase any of its shares of common stock if the effect thereof would cause stockholders' equity to be reduced below applicable regulatory capital maintenance requirements, the amount required for the liquidation account, or if such declaration and payment would otherwise violate regulatory requirements.

(4) Investment Securities Available for Sale

The amortized cost and estimated market value of investment securities available for sale at December 31, 2002 and 2001 are as follows (in thousands):

December 31, 2002	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
United States Government and agency obligations	$ 1,200	$ 16	$ —	$ 1,216
State and municipal obligations	5,562	42	—	5,604
Corporate debt securities	88,439	-	(9,032)	79,407
Equity investments	4,449	1,302	—	5,751
	$99,650	$1,360	$(9,032)	$91,978

December 31, 2001	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
United States Government and agency obligations	$ 1,200	$ —	$ (2)	$ 1,198
State and municipal obligations	5,561	—	(248)	5,313
Corporate debt securities	75,199	—	(6,946)	68,253
Equity investments	3,849	1,404	—	5,253
	$85,809	$1,404	$(7,196)	$80,017

There were no gains or losses realized on the sale of investment securities available for sale during 2002, 2001 or 2000.

The amortized cost and estimated market value of investment securities available for sale, excluding equity investments, at December 31, 2002 by contractual maturity, are shown below (in thousands). Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. At December 31, 2002, investment securities available for sale with an amortized cost and estimated market value of $80,841,000 and $71,851,000, respectively, were callable prior to the maturity date.

December 31, 2002	Amortized Cost	Estimated Market Value
Less than one year	$14,360	$14,376
Due after one year through five years	—	—
Due after five years through ten years	—	—
Due after ten years	80,841	71,851
	$95,201	$86,227

The carrying value of investment securities pledged as required security for deposits and for other purposes required by law amounted to $1,216,000 and $998,000 at December 31, 2002 and 2001, respectively.

(5) Mortgage-Backed Securities Available for Sale

The amortized cost and estimated market value of mortgage-backed securities available for sale at December 31, 2002 and 2001 are as follows (in thousands):

December 31, 2002	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
FHLMC	$ 14,615	$ 245	$ (4)	$ 14,856
FNMA	31,293	363	(3)	31,653
GNMA	13,432	910	—	14,342
Collateralized mortgage obligations	77,066	754	(14)	77,806
	$136,406	$2,272	$(21)	$138,657

December 31, 2001	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
FHLMC	$ 29,650	$ 733	$—	$ 30,383
FNMA	22,646	445	(3)	23,088
GNMA	23,229	420	—	23,649
Collateralized mortgage obligations	153,293	2,889	—	156,182
	$228,818	$4,487	$ (3)	$233,302

Gross losses on the sale of mortgage-backed securities available for sale of $1,636,000 were realized in 2000. There were no gains realized during 2002, 2001 or 2000.

Collateralized mortgage obligations issued by FHLMC, FNMA, GNMA and private interests amounted to $27,951,000, $16,021,000,$20,275,000 and $13,559,000, respectively, at December 31, 2002 and $45,338,000, $22,254,000, $24,328,000 and $64,262,000, respectively, at December 31, 2001. The privately issued CMOs have generally been underwritten by large investment banking firms with the timely payment of principal and interest on these securities supported (credit enhanced) in varying degrees by either insurance issued by a financial guarantee insurer, letters of credit or subordination techniques. Substantially all such securities are triple "A" rated by one or more of the nationally recognized securities rating agencies. The privately-issued CMOs are subject to certain credit-related risks normally not associated with U.S. Government Agency and Government Sponsored Enterprise CMOs. Among such risks is the limited loss protection generally provided by the various forms of credit enhancements as losses in excess of certain levels are not protected. Furthermore, the credit enhancement itself is subject to the creditworthiness of the enhancer. Thus, in the event a credit enhancer does not fulfill its obligations, the CMO holder could be subject to risk of loss similar to a purchaser of a whole loan pool. Management believes that the credit enhancements are adequate to protect the Company from losses and has, therefore, not provided an allowance for losses on its privately-issued CMOs.

The contractual maturities of mortgage-backed securities available for sale generally exceed 20 years; however, the effective lives are expected to be shorter due to anticipated prepayments.

The carrying value of mortgage-backed securities pledged as required security for deposits and for other purposes required by law amounted to $1,141,000 and $3,080,000 at December 31, 2002 and December 31, 2001, respectively.

(6) Loans Receivable, Net

A summary of loans receivable at December 31, 2002 and 2001 follows (in thousands):

December 31,	2002	2001
Real estate mortgage:		
One to four-family	$1,033,243	$1,070,096
Commercial real estate,multi-family and land	139,654	112,318
FHA insured & VA guaranteed	5,107	2,358
	1,178,004	1,184,772
Real estate construction	11,079	9,082
Consumer	80,218	67,039
Commercial	77,968	51,756
Total loans	1,347,269	1,312,649
Loans in process	(3,531)	(2,458)
Deferred origination costs, net	2,239	1,048
Unamortized (discount) premium	(5)	1
Allowance for loan losses	(10,074)	(10,351)
	(11,371)	(11,760)
	$1,335,898	$1,300,889

At December 31, 2002, 2001 and 2000 loans in the amount of $2,688,000, $6,180,000, and $2,923,000, respectively, were three or more months delinquent or in the process of foreclosure and the Company was not accruing interest income. The Company had no impaired loans at December 31, 2002 and 2000. At December 31, 2001, the impaired loan portfolio consisted of one commercial loan for $2,368,000 for which general and specific allocations to the allowance for loan losses of $1,184,000 were identified. If interest income on nonaccrual loans and impaired loans had been current in accordance with their original terms, approximately $87,000, $379,000 and $132,000 of interest income for the years ended December 31, 2002, 2001 and 2000, respectively, would have been recorded. At December 31, 2002, there were no commitments to lend additional funds to borrowers whose loans are classified as nonperforming.

An analysis of the allowance for loan losses for the years ended December 31, 2002, 2001 and 2000 is as follows (in thousands):

Year Ended December 31,	2002	2001	2000
Balance at beginning of year	$10,351	$ 9,138	$8,223
Provision charged to operations	1,650	1,250	985
Charge-offs	(2,519)	(98)	(92)
Recoveries	592	61	22
Balance at end of year	$10,074	$10,351	$9,138

An analysis of the servicing asset for the years ended December 31, 2002, 2001 and 2000 is as follows (in thousands):

Year Ended December 31,	2002	2001	2000
Balance at beginning of year	$7,628	$6,363	$2,244
Purchase, net of sales	—	—	3,481
Capitalized mortgage servicing rights	4,702	3,768	1,311
Amortization and impairment charges	(4,423)	(2,503)	(673)
Balance at end of year	$7,907	$7,628	$6,363

The estimated fair value of the servicing asset at December 31, 2002 was $8,300,000.

(7) Interest and Dividends Receivable

A summary of interest and dividends receivable at December 31, 2002 and 2001 follows (in thousands):

December 31,	2002	2001
Loans	$ 5,284	$ 5,829
Investment securities	329	436
Mortgage-backed securities	765	1,367
	$ 6,378	$ 7,632

(8) Premises and Equipment, Net

Premises and equipment at December 31, 2002 and 2001 are summarized as follows (in thousands):

December 31,	2002	2001
Land	$ 3,195	$ 3,195
Buildings and improvements	15,366	14,203
Leasehold improvements	2,042	1,667
Furniture and equipment	11,656	9,820
Automobiles	264	164
Construction in progress	36	484
Total	32,559	29,533
Accumulated depreciation and amortization	(14,851)	(12,803)
	$ 17,708	$ 16,730

(9) Deposits

Deposits, including accrued interest payable of $178,000 and $560,000 at December 31, 2002 and 2001, respectively, are summarized as follows (in thousands):

December 31,	2002		2001	
	Amount	Weighted Average Cost	Amount	Weighted Average Cost
Non-interest bearing accounts	$ 86,290	—%	$ 73,799	—%
NOW accounts	260,762	.99	212,328	1.60
Money market deposit accounts	123,960	1.38	78,903	1.86
Savings accounts	234,995	1.00	196,879	1.54
Time deposits	478,829	3.36	547,134	4.39
	$1,184,836	1.92%	$1,109,043	2.88%

Included in time deposits at December 31, 2002 and 2001, respectively, is $69,168,00 and $82,498,000 in deposits of $100,000 and over.

Time deposits at December 31, 2002 mature as follows (in thousands):

Year ended December 31,	2002
2003	$309,908
2004	106,259
2005	19,041
2006	14,760
2007	15,860
Thereafter	13,001
	$478,829

Interest expense on deposits for the years ended December 31, 2002, 2001 and 2000 was as follows (in thousands):

Year ended December 31,	2002	2001	2000
NOW accounts	$ 3,610	$ 4,476	$ 2,534
Money market deposit accounts	1,813	1,744	1,998
Savings accounts	2,955	3,342	3,445
Time deposits	19,105	31,927	36,689
	$27,483	$41,489	$44,666

(10) Borrowed Funds

Borrowed funds are summarized as follows (in thousands):

December 31,	2002		2001	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Federal Home Loan Bank advances	$214,000	5.17%	$272,000	3.97%
Securities sold under agreements to repurchase	184,584	4.39	212,332	4.88
	$398,584	4.81%	$484,332	4.37%

Information concerning Federal Home Loan Bank ("FHLB") advances and securities sold under agreements to repurchase ("reverse repurchase agreements") is summarized as follows (in thousands):

	FHLB Advances		Reverse Repurchase Agreements	
	2002	2001	2002	2001
Average balance	$237,987	$188,411	$180,692	$234,608
Maximum amount outstanding at any month end	309,900	272,000	190,455	254,996
Average interest rate for the year	4.88%	4.73%	4.72%	5.43%
Amortized cost of collateral:				
Corporate securities	—	—	$ 59,430	$ —
Mortgage-backed securities	—	—	114,934	219,540
Estimated market value of collateral:				
Corporate securities	—	—	52,147	—
Mortgage-backed certificates	—	—	117,054	223,691

The securities collateralizing the reverse repurchase agreements are not under the Company's control, as they are delivered to the lender with whom each transaction is executed. The lender, who may sell, loan or otherwise dispose of such securities to other parties in the normal course of their operations, agree to resell to the Company substantially the same securities at the maturities of the agreement.

FHLB advances and reverse repurchase agreements have contractual maturities at December 31, 2002 as follows (in thousands):

	FHLB Advances	Reverse Repurchase Agreements
2003	$ 30,000	$ 69,584
2004	27,000	45,000
2005	67,000	—
2006	45,000	20,000
2007	25,000	15,000
Thereafter	20,000	35,000
	$214,000	$184,584
Amount callable by lender prior to the maturity date	$110,000	$105,000

In the fourth quarter of 2001, the Bank prepaid $23,000,000 of outstanding borrowings with a weighted average cost of 6.23%, incurring a prepayment penalty on the early debt extinguishment of $1,669,000. In the second quarter of 2002, the Bank prepaid $8,000,000 of outstanding borrowings with a weighted average cost of 3.70%, incurring a prepayment penalty of $72,000.

The Bank has an available overnight line of credit with the FHLB for $50,000,000 which expires November 25, 2003. The Bank also has available from the FHLB, a one-month overnight repricing line of credit for $50,000,000 which expires November 25, 2003. When utilized, both lines carry a floating interest rate of 10 basis points over the current Federal funds rate. All FHLB advances, including the lines of credit, are secured by the Bank's mortgage loans, mortgaged-backed securities, U. S. Government agency obligations and FHLB stock. As a member of the FHLB of New York, the Company is required to maintain a minimum investment in the capital stock of the Federal Home Loan Bank of New York, at cost, in an amount not less than 1% of its outstanding home loans (including mortgage-backed securities) or 5% of its outstanding notes payable to the FHLB.

(11) Income Taxes

Legislation was enacted in August 1996 which repealed for tax purposes the percentage of taxable income bad debt reserve method. As a result, the Company must instead use the direct charge-off method to compute its bad debt deduction. The legislation also requires the Company to recapture its post-1987 additions to the tax bad debt reserve which amounted to $389,000 and $778,000 at December 31, 2002 and 2001, respectively. The Company has accrued for this liability in the consolidated financial statements.

Retained earnings at December 31, 2002 includes approximately $10,750,000 for which no provision for income tax has been made. This amount represents an allocation of income to bad debt deductions for tax purposes only. Events that would result in taxation of these reserves include failure to qualify as a bank for tax purposes, distributions in complete or partial liquidation, stock redemptions and excess distributions to shareholders. At December 31, 2002 the Company had an unrecognized deferred tax liability of $3,870,000 with respect to this reserve.

The provision for income taxes for the years ended December 31, 2002, 2001 and 2000 consists of the following (in thousands):

Year Ended December 31,	2002	2001	2000
Current:			
Federal	$8,556	$10,922	$7,091
State	642	58	53
Total Current	9,198	10,980	7,144
Deferred:			
Federal	1,355	(1,500)	(318)
State	(801)	—	—
Total deferred	554	(1,500)	(318)
	$9,752	$ 9,480	$6,826

On July 2, 2002, the New Jersey legislature passed the New Jersey Business Tax Reform Act. The legislation provided for an Alternative Minimum Assessment (AMA) tax based on either gross receipts or gross profits and also increased the tax rate on savings institutions, such as the Bank, from 3% to 9%. The legislation was retroactive to January 1, 2002. The net effect of the legislation on the Company was to recognize a tax benefit of $374,000 for the year ended December 31, 2002, as deferred tax assets were increased to reflect their expected recognition at the higher tax rate of 9%.

Included in other comprehensive income is income tax expense (benefit) attributable to net unrealized gains (losses) on securities available for sale in the amount of $(1,642,000), $2,409,000 and $2,726,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

A reconciliation between the provision for income taxes and the expected amount computed by multiplying income before the provision for income taxes times the applicable statutory Federal income tax rate for the years ended December 31, 2002, 2001 and 2000 is as follows (in thousands):

Year Ended December 31,	2002	2001	2000
Income before provision for income taxes	$29,895	$27,639	$23,208
Applicable statutory Federal income tax rate	35.0%	35.0%	35.0%
Computed "expected" Federal income tax expense	$10,463	$ 9,674	$ 8,123
Increase(decrease) in Federal income tax expense resulting from:			
Decrease in deferred tax valuation allowance relating to charitable donation	—	—	(1,060)
ESOP adjustment	722	467	244
ESOP dividends	(229)	—	—
Earnings on life insurance	(656)	(594)	(418)
State income taxes net of Federal benefit	(391)	38	35
Other items, net	(157)	(105)	(98)
	$ 9,752	$ 9,480	$ 6,826

Included in other assets at December 31, 2002 and 2001 is a net deferred tax asset of $6,257,000 and $5,075,000, respectively. In addition, at December 31, 2002 and 2001 the Company recorded a current tax payable of $7,519,000 and $2,730,000, respectively.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2002 and 2001 are presented below (in thousands):

December 31,	2002	2001
Deferred tax assets:		
Allowance for loan and real estate owned losses per books	$ 4,258	$ 3,836
Reserve for uncollected interest	44	117
Deferred compensation	456	460
Premises and equipment, differences in depreciation	769	528
Other reserves	136	168
Stock awards	212	713
ESOP	178	176
Unrealized loss on securities available for sale	2,220	484
Intangible assets	126	131
Lease termination costs	128	138
Penalty on early extinguishment of debt	465	607
Partnership investment income	—	223
State alternative minimum tax	299	—
Other	—	8
Total deferred tax assets	9,291	7,589
Deferred tax liabilities:		
Allowance for loan and real estate owned losses for tax purposes	(164)	(287)
Excess servicing on sale of mortgage loans	(1,028)	(882)
Investments, discount accretion	(177)	(117)
Deferred loan and commitment costs, net	(1,665)	(1,228)
Total deferred tax liabilities	(3,034)	(2,514)
Net deferred tax assets	$ 6,257	$ 5,075

The Company, as part of the Conversion, recorded a charitable donation expense of $14,258,000 in 1996. Under the Internal Revenue Code, charitable donations are tax deductible subject to a limitation based on 10% of the Company's annual taxable income. The Company, however, was able to carry forward any unused portion of the deduction for five years following the year in which the contribution was made. Based on the Company's estimate of taxable income for 1996 and the carry forward period, $4,258,000 of the charitable donation expense was initially considered non tax deductible as it was unlikely that the Company would realize sufficient earnings over the six year period to take the full deduction. As a result, the Company established a deferred tax valuation allowance of $1,490,000 relating to the nondeductible expense. In 2000, after considering the Company's actual earnings performance and expectations for taxable income through December 31, 2001, the Company estimated that an additional $3,029,000 of charitable donation expense could be recognized for tax purposes, providing for a benefit of $1,060,000.

The Company has determined that it is not required to establish a valuation reserve for the remaining deferred tax asset account since it is "more likely than not" that the remaining deferred tax assets will be realized through future reversals of existing taxable temporary differences, future taxable income and tax planning strategies. The conclusion that it is "more likely than not" that the remaining deferred tax assets will be realized is based on the history of earnings and the prospects for continued growth. Management will continue to review the tax criteria related to the recognition of deferred tax assets.

(12) Employee Stock Ownership Plan

As part of the Conversion, the Bank established an Employee Stock Ownership Plan ("ESOP") to provide retirement benefits for eligible employees. All full-time employees are eligible to participate in the ESOP after they attain age 21 and complete one year of service during which they work at least 1,000 hours. ESOP shares are first allocated to employees who also participate in the Bank's Incentive Savings (401K) Plan in an amount equal to 50% of the first 6% of the employees contribution. During 2002, 2001 and 2000, 13,847, 15,565 and 16,291 shares, respectively, were either released or committed to be released under this formula. The remaining ESOP shares are allocated among participants on the basis of compensation earned during the year. Employees are fully vested in their ESOP account after the completion of five years of credited service or completely if service was terminated due to death, retirement, disability, or change in control of the Company. ESOP participants are entitled to receive distributions from the ESOP account only upon termination of service, which includes retirement and death.

The ESOP originally borrowed $13,421,000 from the Company to purchase 2,013,137 shares of common stock issued in the conversion. On May 12, 1998, the initial loan agreement was amended to allow the ESOP to borrow an additional $8,200,000 in order to fund the purchase of 633,750 shares of common stock. At the same time the term of the loan was extended from the initial twelve years to thirty years. The amended loan is to be repaid from discretionary contributions by the Bank to the ESOP trust. The Bank intends to make contributions to the ESOP in amounts at least equal to the principal and interest requirement of the debt, assuming a fixed interest rate of 8.25%.

The Bank's obligation to make such contributions is reduced to the extent of any dividends paid by the Company on unallocated shares and any investment earnings realized on such dividends. As of December 31, 2002 and 2001, contributions to the ESOP, which were used to fund principal and interest payments on the ESOP debt, totaled $2,548,000 and $2,689,000, respectively. During 2002 and 2001, $1,035,000 and $935,000, respectively, of dividends paid on unallocated ESOP shares were used for debt service. At December 31, 2002 and 2001, the loan had an outstanding balance of $11,644,000 and $13,111,000, respectively, and the ESOP had unallocated shares of 1,333,905 and 1,501,719, respectively. At December 31, 2002, the unallocated shares had a fair value of $29,946,000. The unamortized balance of the ESOP is shown as unallocated common stock held by the ESOP and is reflected as a reduction of stockholders' equity.

For the years ended December 31, 2002, 2001 and 2000, the Bank recorded compensation expense related to the ESOP of $3,479,000, $2,827,000, and $2,268,000, respectively, including $2,063,777, $1,334,000 and $697,000, respectively, representing additional compensation expense to reflect the increase in the average fair value of committed to be released and allocated shares in excess of the Bank's cost. As of December 31, 2002, 1,156,174 shares had been allocated to participants and 156,809 shares were committed to be released.

(13) Incentive Plan

On February 4, 1997, a special meeting of the Company's shareholders ratified the OceanFirst Financial Corp. 1997 Incentive Plan which was subsequently amended on February 18, 1998. The Amended and Restated OceanFirst Financial Corp. 1997 Incentive Plan (the "Incentive Plan") authorizes the granting of options to purchase Common Stock, option-related awards and awards of Common Stock. On April 19, 2000, the Company's shareholders ratified the OceanFirst Financial Corp. 2000 Stock Option Plan (the "Stock Option Plan") which authorizes the granting of stock options. The purpose of both plans is to attract and retain qualified personnel in key positions, provide officers, employees and non-employee directors ("Outside Directors") with a proprietary interest in the Company as an incentive to contribute to the success of the Company, promote the attention of management to other stockholder's concerns and reward employees for outstanding performance. All officers, other employees and Outside Directors of the Company and its affiliates are eligible to receive awards under the plans.

During 1997, the Company acquired 1,006,569 shares in the open market at a cost of $10,176,000. These shares have been awarded to officers and directors. Such amounts represent deferred compensation and have been accounted for as a reduction of stockholders' equity. Awards vest at the rate of 20% per year except that the Company has determined that certain awards are also contingent upon attainment of certain performance goals by the Company, which performance goals would be established by a committee of Outside Directors ("Committee"). The first and second annual installments vested on the first and second anniversary dates of the date of grant. Vesting of 25% of the third annual installment, and 50% of each of the fourth and fifth annual installments, were subject to the attainment of performance goals established by the Committee. The performance goals could be set by the Committee on an individual basis, for all Stock Awards made during a given period of time, or for all Stock Awards for indefinite periods. No Stock Award that was subject to a performance goal was to be distributed to an employee until the Committee confirmed that the underlying performance goal had been achieved. No Stock Award that was subject to a performance goal is to be distributed to an Outside Director until an independent third party confirmed that the underlying performance goal had been achieved. The Committee established certain levels of earnings per share growth as the performance goal for 2001. As a result of the Company attaining the earnings per share growth specified by the Committee, all of the shares in the fifth annual installment vested on February 4, 2002. The Company recorded compensation expense relating to stock awards of $161,000, $1,935,000 and $1,934,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

Under the Incentive Plan and Stock Option Plan, the Company is authorized to issue up to 2,516,421 shares and 946,500 shares, respectively, subject to option. All options expire 10 years from the date of grant and generally vest at the rate of 20% per year. The exercise price of each option equals the market price of the Company's stock on the date of grant.

A summary of option activity for the years ended December 31, 2002, 2001 and 2000 follows:

	2002		2001		2000	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	2,253,773	$10.01	2,348,567	$ 9.90	2,511,004	$ 9.82
Granted	514,261	17.95	52,667	15.08	132,662	12.63
Exercised	(248,662)	9.75	(119,864)	9.95	(162,465)	9.91
Forfeited	(36,226)	16.55	(27,597)	12.67	(132,634)	10.49
Outstanding at end of year	2,483,146	$11.58	2,253,773	$10.01	2,348,567	$ 9.90
Options exercisable	1,889,429		1,632,341		1,282,271	

The following table summarizes information about stock options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable	
Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$ 9.29 to $9.87	1,620,157	4.10 years	$ 9.61	1,616,089	$ 9.61
10.00 to 12.87	308,344	5.78	11.21	254,575	11.06
13.06 to 16.96	57,934	7.88	14.20	18,089	13.91
17.14 to 17.88	483,356	9.00	17.88	676	17.52
18.64 to 22.01	13.355	9.34	20.44	—	—
	2,483,146	5.38 years	$11.58	1,889,429	$ 9.85

(14) Commitments, Contingencies and Concentrations of Credit Risk

The Company, in the normal course of business, is party to financial instruments and commitments which involve, to varying degrees, elements of risk in excess of the amounts recognized in the consolidated financial statements. These financial instruments and commitments include unused consumer lines of credit and commitments to extend credit.

At December 31, 2002, the following commitments and contingent liabilities existed which are not reflected in the accompanying consolidated financial statements (in thousands):

December 31,	2002
Unused consumer and construction loan lines of credit (primarily floating-rate)	$56,865
Unused commercial loan lines of credit (primarily floating-rate)	40,164
Other commitments to extend credit:	
Fixed-Rate	109,504
Adjustable-Rate	34,568
Floating-Rate	16,015

The Company's fixed-rate loan commitments expire within 90 days of issuance and carried interest rates ranging from 5.5% to 6.75% at December 31, 2002.

The Company's maximum exposure to credit losses in the event of nonperformance by the other party to these financial instruments and commitments is represented by the contractual amounts. The Company uses the same credit policies in granting commitments and conditional obligations as it does for financial instruments recorded in the consolidated statements of financial condition.

These commitments and obligations do not necessarily represent future cash flow requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's assessment of risk. Substantially all of the unused consumer and construction loan lines of credit are collateralized by mortgages on real estate.

At December 31, 2002, the Company is obligated under noncancelable operating leases for premises and equipment. Rental expense under these leases aggregated approximately $1,263,000, $1,647,000 and $843,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

The projected minimum rental commitments as of December 31, 2002 are as follows (in thousands):

Year ended December 31	
2003	$ 989
2004	990
2005	765
2006	720
2007	627
Thereafter	2,528
	$6,619

The Company grants one to four-family and commercial first mortgage real estate loans to borrowers primarily located in Ocean, Middlesex and Monmouth Counties, New Jersey. Its borrowers' abilities to repay their obligations are dependent upon various factors including the borrowers' income and net worth, cash flows generated by the underlying collateral, value of the underlying collateral and priority of the Company's lien on the property. Such factors are dependent upon various economic conditions and individual circumstances beyond the Company's control; the Company is, therefore, subject to risk of loss.

The Company believes its lending policies and procedures adequately minimize the potential exposure to such risks and that adequate provisions for loan losses are provided for all known and inherent risks. Collateral and/or guarantees are required for all loans.

Contingencies

The Company is a defendant in certain claims and legal actions arising in the ordinary course of business. Management and its legal counsel are of the opinion that the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial condition, results of operations or liquidity.

(15) Fair Value of Financial Instruments

Fair value estimates, methods and assumptions are set forth below for the Company's financial instruments.

Cash and Due from Banks

For cash and due from banks, the carrying amount approximates fair value.

Investments and Mortgage-Backed Securities

The fair value of investment and mortgage-backed securities is estimated based on bid quotations received from securities dealers, if available. If a quoted market price was not available, fair value was estimated using quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued.

Federal Home Loan Bank of New York Stock

The fair value for Federal Home Loan Bank of New York Stock is its carrying value since this is the amount for which it could be redeemed. There is no active market for this stock and the Company is required to maintain a minimum balance based upon the unpaid principal of home mortgage loans and mortgage-backed securities or the outstanding borrowings to the FHLB.

Loans

Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as residential mortgage, construction, consumer and commercial. Each loan category is further segmented into fixed and adjustable rate interest terms.

Fair value of performing and non-performing loans was estimated by discounting the future cash flows, net of estimated prepayments, at a rate for which similar loans would be originated to new borrowers with similar terms.

Deposits

The fair value of deposits with no stated maturity, such as non-interest bearing demand deposits, savings, and NOW and money market accounts are, by definition, equal to the amount payable on demand. The related insensitivity of the majority of these deposits to interest rate changes creates a significant inherent value which is not reflected in the fair value reported. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

Borrowed Funds

Fair value estimates are based on discounting contractual cash flows using rates which approximate the rates offered for borrowings of similar remaining maturities.

Commitments to Extend Credit, and to Purchase or Sell Securities
The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

The estimated fair values of the Bank's financial instruments as of December 31, 2002 and 2001 are presented in the following tables (in thousands). Since the fair value of off-balance sheet commitments approximate book value, these disclosures are not included.

December 31, 2002	Book Value	Fair Value
Financial Assets:		
Cash and due from banks	$ 17,192	$ 17,192
Investment securities available for sale	91,978	91,978
Mortgage-backed securities available for sale	138,657	138,657
Federal Home Loan Bank of New York stock	18,700	18,700
Loans receivable and mortgage loans held for sale	1,402,524	1,444,850
Financial Liabilities:		
Deposits	1,184,836	1,192,417
Borrowed funds	$ 398,584	$ 425,123

December 31, 2001	Book Value	Fair Value
Financial Assets:		
Cash and due from banks	$ 16,876	$ 16,876
Investment securities available for sale	80,017	80,017
Mortgage-backed securities available for sale	233,302	233,302
Federal Home Loan Bank of New York stock	23,560	23,560
Loans receivable and mortgage loans held for sale	1,338,717	1,351,532
Financial Liabilities:		
Deposits	1,109,043	1,114,551
Borrowed funds	$ 484,332	$ 509,897

Limitations
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial assets or liabilities include the mortgage banking operation, deferred tax assets, and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

(16) Parent-Only Financial Information
The following condensed statements of financial condition at December 31, 2002 and 2001 and condensed statements of operations and cash flows for the years ended December 31, 2002, 2001 and 2000 for OceanFirst Financial Corp. (parent company only) reflects the Company's investment in its wholly-owned subsidiary, the Bank, using the equity method of accounting.

CONDENSED STATEMENTS OF FINANCIAL CONDITION
(in thousands)

December 31,	2002	2001
Assets		
Cash and due from banks	$ 7	$ 7
Advances to subsidiary Bank	5,455	3,003
Investment securities	5,751	5,253
ESOP loan receivable	11,644	13,111
Investment in subsidiary Bank	113,065	125,936
Total assets	$135,922	$147,310
Liabilities and Stockholders' Equity		
Other liabilities	$ 617	$ 581
Stockholders' equity	135,305	146,729
Total liabilities and stockholders' equity	$135,922	$147,310

CONDENSED STATEMENTS OF OPERATIONS

(in thousands)

Year ended December 31,	2002	2001	2000
Dividend income - Subsidiary Bank	$ 35,000	$ 15,000	$ 46,000
Interest income - Investment securities	659	140	144
Interest income - Advances to subsidiary Bank	57	411	1,229
Interest income - ESOP loan receivable	1,082	1,204	1,328
Total dividend and interest income	36,798	16,755	48,701
Operating expenses	1,299	1,226	1,198
Income before income taxes and equity in (distributions in excess) undistributed earnings of subsidiary Bank	35,499	15,529	47,503
Provision (benefit) for income taxes	187	156	(597)
Income before equity in (distributions in excess of) undistributed earnings of subsidiary Bank	35,312	15,373	48,100
Equity in (distributions in excess of) undistributed earnings of subsidiary Bank	(15,169)	2,786	(31,718)
Net income	$ 20,143	$ 18,159	$ 16,382

CONDENSED STATEMENTS OF CASH FLOWS

(in thousands)

Year ended December 31,	2002	2001	2000
Cash flows from operating activities:			
Net income	$ 20,143	$ 18,159	$ 16,382
(Increase) decrease in advances to subsidiary Bank	(2,452)	18,969	(16,100)
(Equity in) distributions in excess of undistributed earnings of subsidiary Bank	15,169	(2,786)	31,718
Deferred taxes	—	1,309	(381)
Increase (decrease) in other liabilities	32	(307)	311
Reduction in Incentive Awards	161	1,935	1,934
Net cash provided by operating activities	33,053	37,279	33,864
Cash flows from investing activities:			
Purchase of investment securities	(600)	(92)	(89)
Repayments on ESOP loan receivable	1,467	1,485	1,502
Net cash provided by investing activities	867	1,393	1,413
Cash flows from financing activities:			
Dividends paid	(8,916)	(7,943)	(7,622)
Purchase of treasury stock	(27,427)	(31,921)	(28,800)
Exercise of stock options	2,423	1,192	1,145
Net cash used in financing activities	(33,920)	(38,672)	(35,277)
Net increase in cash and due from banks	—	—	—
Cash and due from banks at beginning of year	7	7	7
Cash and due from banks at end of year	$ 7	$ 7	$ 7

SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA

(Unaudited)

Quarter ended	Dec. 31	Sept. 30	June 30	March 31
(dollars in thousands, except per share data)				
2002				
Interest income	$25,902	$27,271	$26,869	$28,414
Interest expense	10,973	11,699	12,206	12,746
Net interest income	14,929	15,572	14,663	15,668
Provision for loan losses	400	375	375	500
Net interest income after provision for loan losses	14,529	15,197	14,288	15,168
Other income	3,986	1,340	3,106	2,425
Operating expenses	10,557	9,899	9,810	9,878
Income before provision for income taxes	7,958	6,638	7,584	7,715
Provision for income taxes	2,790	1,848	2,448	2,666
Net Income	$ 5,168	$ 4,790	$ 5,136	$ 5,049
Basic earnings per share	$ .41	$ .38	$ .40	$ .38
Diluted earnings per share	$ .39	$ .35	$ .37	$ .36
2001				
Interest income	$29,480	$29,950	$29,420	$29,310
Interest expense	14,390	15,700	16,479	16,579
Net interest income	15,090	14,250	12,941	12,731
Provision for loan losses	470	265	260	255
Net interest income after provision for loan losses	14,620	13,985	12,681	12,476
Other income	4,353	2,480	3,292	2,800
Operating expenses	9,735	9,471	9,063	9,110
Income before provision for income taxes	9,238	6,994	6,910	6,166
Provision for income taxes	3,190	2,312	2,417	2,145
Net Income	$ 4,963	$ 4,682	$ 4,493	$ 4,021
Basic earnings per share	$ .37	$ .34	$ .31	$ .28
Diluted earnings per share	$ .35	$ .32	$ .30	$ .27

Independent Auditors' Report

The Board of Directors and Stockholders
OceanFirst Financial Corp.:

We have audited the consolidated statements of financial condition of OceanFirst Financial Corp. and subsidiary as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of OceanFirst Financial Corp. and subsidiary as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the Consolidated Financial Statements, the Company adopted Financial Accounting Standards No. 145 "Rescission of FASB Statement No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections."

KPMG LLP

Short Hills, New Jersey
January 23, 2003

OceanFirst Financial Corp.
OceanFirst Bank

OceanFirst Financial Corp.
OceanFirst Bank

BOARD OF DIRECTORS

John W. Chadwick
General Manager
Point Bay Fuel, Inc.

Thomas F. Curtin
Partner
The Foristall Company

Carl Feltz, Jr., R.A.
Principal
Feltz & Frizzell Architects, LLC

John R. Garbarino
President,
Chief Executive Officer and
Chairman of the Board

Donald E. McLaughlin, CPA
Owner
Donald E. McLaughlin, CPA

Diane F. Rhine
Partner
Citta Rhine, LLC

Frederick E. Schlosser
Retired
Steinbach & Co.

James T. Snyder
Retired Proprietor
Wallach's Inc.

John E. Walsh, P.E.
President
Schoor DePalma, Inc.

DIRECTOR EMERITUS

Roy M. Hyde
Robert E. Knemoller

OceanFirst Financial Corp.

EXECUTIVE OFFICERS

John R. Garbarino
President,
Chief Executive Officer and
Chairman of the Board

Michael J. Fitzpatrick
Executive Vice President
and Chief Financial Officer

John K. Kelly
Senior Vice President
and Corporate Secretary

OceanFirst Bank

CORPORATE OFFICERS

John R. Garbarino
President,
Chief Executive Officer and
Chairman of the Board

Michael J. Fitzpatrick
Executive Vice President
and Chief Financial Officer

Robert M. Pardes
Executive Vice President
Residential Loan Division

Karl E. Reinheimer
Executive Vice President and
Chief Operating Officer

John K. Kelly
Senior Vice President,
General Counsel and Corporate
Secretary

SENIOR VICE PRESIDENTS

James J. Flynn
Residential Lending

Michael M. O'Brien
Trust and Asset Management

Frank J. Recca
Loan Servicing

William J. Ruckert, III
Commercial Division

Kevin B. Runyon
Information Technology

Michael A. Tomko
Retail Division

BUSINESS DEVELOPMENT

Douglas E. Johnson
Managing Director

Nina Anuario
Vice President

VICE PRESIDENTS

M. Eileen Bergin
Assistant General Counsel

Victoria J. Bonavito
Branch Administration

Owen J. Bonner
Loan Review

Joseph S. Casella
Commercial Lending

Diane Conboy
Commercial Lending

Jill Apito Hewitt
Marketing

Mary C. Huff
Commercial Lending

Rhea Kaston
Human Resources

Denise A. Killimett
Staff Attorney

Robert A. Laskowski
Treasurer

Peter G. Mitchell
Consumer Loans

Barbara Ryll
Branch Administration

George E. Ryll
General Services

Adrienne L. Sanchez
BankCard Services

Matthew J. Schwing
Commercial Lending

Peggy S. Staab
Loan Servicing

John Van Eenennaam
Controller

Thomas S. Vogel
Residential Lending

ASSISTANT
VICE PRESIDENTS

Elizabeth M. Alexander
Charlene D. Archer
Michelle J. Berry
Barbara M. Cantamessa
Catherine Colobert
Sharon L. Danielson
Lorraine L. Dellert
Sally A. Dennis
Brian R. D'Zio
Deborah M. Edgecomb
Catherine Farley
Sherri C. Flynn
Michael L. Frankovich
Patricia G. Hernandez
Patricia A. Hogan
Diane E. Kozlowski
Sharon Labash
Irene R. Lichtenstein
Mary Jo D. O'Rorke
Marvin L. Penn
Loretta E. Petrocco
Catherine R. Rollo
Lynn Rzucidlo
Frank A. Scarpone
Patricia M. Siciliano
Catherine V. Siegelski
Cheryl L. Sneyers
Christine Tamke
Lois A. Velardo
James H. Wainwright
William F. Ward

ASSISTANT SECRETARY

Katherine A. Henry
Geraldine J. LaBrutto
Christine L. Schiess

ASSISTANT CASHIERS

Lisa A. Biggs
Donna J. Camino
Conrada L. Cuoco
Cheryl E. Goode
Linda A. Grubb
Diane M. Haake
Melissa A. Harmon
Alice J. Kennedy
Theresa A. Lee
Alice Leite
Sharon E. Malone
Donna M. Pagano
Alla Rivkin
Danielle L. Rosshirt
Erica J. Schiattarella
Heather A. Schick
Tia M. Smith
Janet Verdura
Allison J. Wilson
Kristine D. Zulewski

OceanFirst Services, LLC

Karl E. Reinheimer
President

Columbia Equities, Ltd.

Robert M. Pardes
President

SENIOR VICE PRESIDENTS

Donald R. Arace
Mitchell S. Levine

VICE PRESIDENTS

Maria Scarane
Michael L. Larssen

ASSISTANT SECRETARY

I. Maria Quinones

Banking Offices

BERKELEY
Holiday City Plaza
(888)OCEAN33, X4500
Lois A. Velardo, Mgr.

Route 37 West
(888)OCEAN33, X4800
Diane E. Kozlowski, Mgr.

BRICK
Main Office
321 Chambers Bridge Road
(888)OCEAN33, X4100
Sharon Labash, Mgr.

70 Brick Boulevard
(888)OCEAN33, X4700
Patricia G. Hernandez, Mgr.

385 Adamston Road
(888)OCEAN33, X5400
Cheryl L. Sneyers, Mgr.

CONCORDIA
Concordia Shopping Mall
(888)OCEAN33, X4600
Irene R. Lichtenstein, Mgr.

JACKSON
Jackson Plaza Shopping Center
260 North County Line Road
(888)OCEAN33, X5700
Brian R. D'Zio, Mgr.

LACEY
900 Lacey Road
(888)OCEAN33, X5000
Deborah M. Edgecomb, Mgr.

MANAHAWKIN
205 Route 72 West
(888)OCEAN33, X5500
Catherine Colobert, Mgr.

POINT PLEASANT BEACH
701 Arnold Avenue
(888)OCEAN33, X4200
Lorraine L. Dellert, Mgr.

POINT PLEASANT BORO
2400 Bridge Avenue
(888)OCEAN33, X4300
Frank A. Scarpone, Mgr.

3100 Route 88
(888)OCEAN33, X5600
Frank A. Scarpone, Mgr.

SPRING LAKE HEIGHTS
2401 Route 71
(888)OCEAN33, X5300
Mary Jo D. O'Rorke, Mgr.

TOMS RIVER
975 Hooper Avenue
(888)OCEAN33, X7609
Patricia M. Siciliano, Mgr.

The Shoppes at Lake Ridge
147 Route 70, Suite 1
(888)OCEAN33, X5100
Catherine V. Siegelski, Mgr.

WALL
2445 Route 34
(888)OCEAN33, X5200
Charlene D. Archer, Mgr.

WHITING
Whiting Shopping Center
(888)OCEAN33, X4400
Catherine R. Rollo, Mgr.

Shareholder Information

ADMINISTRATIVE OFFICES

975 Hooper Avenue
Toms River, NJ 08754-2009
(732)240-4500
www.oceanfirst.com

ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of Shareholders will be held on April 24, 2003 at 10:00 a.m. at Crystal Point Yacht Club, 3900 River Road, Point Pleasant, New Jersey.

INVESTOR RELATIONS

Copies of the Company's earnings releases and financial publications, including the annual report on Form 10-K (without exhibits) filed with the Securities and Exchange Commission are available without charge by contacting:

Sally Dennis, Assistant Vice President, Ext. 7516
sdennis@oceanfirst.com

STOCK TRANSFER AGENT AND REGISTRAR

Shareholders wishing to change the name, address or ownership of stock, to report lost certificates or to consolidate accounts are asked to contact the Company's stock registrar and transfer agent directly:

American Stock Transfer & Trust Co.
Shareholder Relations Department
59 Maiden Lane
New York, NY 10038
(800)937-5449

INDEPENDENT AUDITORS

KPMG LLP
150 John F. Kennedy Parkway
Short Hills, NJ 07078

SECURITIES COUNSEL

Muldoon Murphy & Faucette LLP
5101 Wisconsin Avenue, NW
Washington, DC 20016

Market Information for Common Stock

OceanFirst Financial Corp.'s common stock is traded on the Nasdaq Stock Market under the symbol OCFC. The stock is customarily listed as OceanF in the Asbury Park Press and the Ocean County Observer. The table below shows the reported high and low daily closing prices of the common stock during the periods indicated in 2002 and 2001.

2002

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
High	**20.20**	**24.14**	**24.00**	**22.90**
Low	**15.97**	**19.67**	**19.58**	**16.95**

2001

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
High	16.00	17.97	17.80	17.08
Low	14.29	14.33	15.67	15.53

As of December 31, 2002, the Company had approximately 3,400 shareholders, including the number of persons or entities holding stock in nominee or street name through various brokers and banks.

Design and development: Red Flannel, Freehold, NJ

OceanFirst Financial Corp.
975 Hooper Avenue
Toms River, NJ 08754-2009
(732) 240-4500
www.oceanfirst.com
NASDAQ • OCFC